Exhibit 10.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT
by and between
AMAG PHARMACEUTICALS, INC.
and
MILLICENT PHARMA LIMITED

May 21, 2020
This Asset Purchase Agreement (the “Agreement”) contains representations, warranties and covenants that were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders of AMAG Pharmaceuticals, Inc. (“AMAG”) and other investors and stakeholders are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of AMAG or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in AMAG’s public disclosures.

5.20	No Other Representations and Warranties	21
Article VI REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		22
6.01	Organization and Organizational Power	22
6.02	Authorization; Valid and Binding Agreement	22
6.03	No Contravention	23
6.04	Brokerage	23
6.05	Solvency	23
Article VII COVENANTS		24
7.01	Access to Books and Records	24
7.02	Further Assurances	24
7.03	Transfer of Marketing Authorizations; National Drug Codes	24
7.04	Shared Contracts	25
7.05	Payments from Third Parties	25
7.06	Return of Excluded Assets and Transferred Assets	25
7.07	Mutual Non-Solicitation.	26
7.08	Noncompete.	26
7.09	Insurance	27
7.10	Recalled Products.	27
Article VIII INDEMNIFICATION		29
8.01	Indemnification by Seller.	29
8.02	Indemnification by Purchaser.	29
8.03	Third Party Claims.	29
8.04	Survival.	31
8.05	Limitations of Liability.	31
8.06	Purchaser Right to Set-Off.	33
8.07	Exclusive Remedy.	33
8.08	Tax Treatment.	33
8.09	Materiality Qualifiers.	33
Article IX [RESERVED]		34
Article X ADDITIONAL COVENANTS		34
10.01	Provision Respecting Legal Representation	34
10.02	Tax Matters	35
Article XI DEFINITIONS		36
11.01	Definitions	36
11.02	Rules of Construction and Other Definitional Provisions	46
11.03	References	47
11.04	Index of Defined Terms	47
Article XII MISCELLANEOUS		48
12.01	Representations, Warranties, Covenants and Agreements	48
12.02	Press Releases and Communications	49
12.03	Expenses	50
12.04	Notices	50

12.05	Successors and Assigns	51
12.06	Severability	51
12.07	Construction	51
12.08	Amendment and Waiver	52
12.09	Entire Agreement	52
12.10	Third‑Party Beneficiaries	52
12.11	Purchaser Deliveries	52
12.12	Delivery by Electronic Transmission	52
12.13	Counterparts; Effectiveness	53
12.14	Governing Law	53
12.15	Jurisdiction	53
12.16	Waiver of Trial by Jury	53
12.17	Non-Recourse	54
12.18	Specific Performance	54
12.19	Time is of the Essence	54

INDEX OF EXHIBITS
Exhibit A – Calculation Methodology
Exhibit B – Rules of Engagement for Valuation Firm
Exhibit C-1 – Seller Transfer Letter
Exhibit C-2 – Purchaser Transfer Letter

INDEX OF ANNEXES
Annex A – Product
Annex B – Transferred Contracts
Annex C – Transferred IP – Domain Names
Annex D – Transferred IP – Patents
Annex E – Transferred IP – Trademarks
Annex F – Licensed IP
Annex G - Transferred Equipment
Annex H – Saleable Inventory

INDEX OF SCHEDULES

Schedule 1.01 – Transferred Assets
Schedule 1.02 – Excluded Assets
Schedule 1.03 – Assumed Liabilities
Schedule 1.04 – Excluded Liabilities

Schedule 5.02(d) – Authorization; Valid Binding Agreement
Schedule 5.03 – No Contravention
Schedule 5.04 – Financial Statements
Schedule 5.05 – Absence of Changes
Schedule 5.08 – Transferred Contracts
Schedule 5.09 – Intellectual Property
Schedule 5.10 – Litigation
Schedule 5.11 – Compliance with Laws; License and Permits
Schedule 5.12 – Affiliated Transactions
Schedule 5.13 – Brokerage
Schedule 5.17 – Sufficiency of Assets
Schedule 7.03 – Marketing Authorizations
Schedule 7.08 – Noncompete

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of May 21, 2020, is made by and between Millicent Pharma Limited, a company organized under the laws of Ireland (the “Purchaser”), and AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Seller”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XI. In this Agreement, the Seller and the Purchaser are individually referred to as a “Party” and collectively as the “Parties.”
WHEREAS, the Seller owns, licenses or otherwise holds certain rights to manufacture, package, promote, market, sell, distribute and/or otherwise commercialize the Products in the Territory and other assets related to the Business; and
WHEREAS, the Seller desires to sell, transfer, assign, convey and deliver the Transferred Assets, and the Purchaser desires to purchase the Transferred Assets and assume or cause certain of its Affiliates to assume certain liabilities related to the Business, in each case, upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.

SALE AND PURCHASE OF ASSETS, ASSUMPTION OF LIABILITIES
1.01 Transferred Assets. Upon the terms and subject to the conditions set forth in this Agreement, the Seller agrees to sell, transfer, assign, convey and deliver to the Purchaser at the Closing (other than the Co-Pay Contracts, which shall be transferred following the Closing on a date mutually agreed by the Parties), and the Purchaser agrees to purchase, acquire and accept delivery from the Seller all of the Seller’s rights, title and interests in, to and under the Transferred Assets (other than the Co-Pay Contracts, which shall be transferred following the Closing on a date mutually agreed by the Parties), in each case free and clear of all Liens other than Permitted Liens.
1.02 Excluded Assets. Nothing in this Agreement shall operate to transfer from the Seller, create any obligation on the Seller to transfer or cause to have transferred any rights, title or interests in or to any of the Excluded Assets, or create any Liability on the part of the Purchaser with respect thereto.
1.03 Assumed Liabilities. Effective at the Closing and from and after the Closing Date, the Purchaser shall assume or cause its applicable Affiliates to assume the Assumed Liabilities and shall agree to satisfy and discharge when due the liabilities and obligations of Seller and its Affiliates in respect of the Assumed Liabilities. After the Closing, the Purchaser shall be liable to pay, perform and discharge when due all Assumed Liabilities. For the avoidance of doubt, in the event that any Assumed Liability has been paid by the Seller, the Purchaser shall, subject to receipt of satisfactory evidence of the Seller’s payment thereof, promptly reimburse the Seller for such amounts.
1.04 Excluded Liabilities. Notwithstanding anything to the contrary set forth herein, the Seller shall retain and be responsible for all Excluded Liabilities, and, as the case may be, their payment, performance and discharge when due. For the avoidance of doubt, in the event that any Excluded Liability has been paid by the Purchaser, the Seller shall, subject to receipt of satisfactory evidence of the Purchaser’s payment thereof, promptly reimburse the Purchaser for such amounts.
1.05 Business Transfer Documents. To the extent required under applicable Law or as reasonably deemed necessary by either of the Parties, to effect the transactions contemplated hereunder, the Parties shall execute and deliver, or cause their respective Affiliates to execute and deliver, such asset and/or business transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, novation, transfer and assumption (the “Business Transfer Documents”) as are necessary to effect any transfer of the Transferred Assets or related Assumed Liability at the Closing or any assumption of the Assumed Liabilities at the Closing. The Business Transfer Documents shall be in form and substance reasonably agreed to by the Parties and as is usual and customary in the applicable jurisdiction; provided that the Parties agree and acknowledge that the Business Transfer Documents are intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable Law and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. In the event of any inconsistency between this Agreement and a Business Transfer Document, this Agreement shall control to the extent it would not be incompatible with applicable Law.

Article II.
CLOSING

2.01 Closing. The closing of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Goodwin Procter LLP (“Goodwin”) located at 100 Northern Ave, Boston, Massachusetts 02210, or remotely through the execution and exchange, via .pdf copies of originally signed documents, of the documents and agreements contemplated herein, effective as of 12:01 a.m. Eastern Daylight Time on the date hereof unless another time, date or place is mutually agreed to in writing by the Parties. The date and time of the Closing are referred to herein as the “Closing Date.”
2.02 Seller Closing Deliverables. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser (or Purchaser’s designated Affiliate) (unless previously delivered), the following:
(a)a duly executed IRS Form W-9 certifying that Seller is a U.S. person and is exempt from backup withholding;
(b)a duly executed counterpart to each Ancillary Agreement;
(c)a DVD, CD-ROMs or other digital media imprinted with all documents or information available to the Purchaser as of the date hereof in the Data Room;
(d)a duly executed Endoceutics Amendment; and
(e)the Transferred Assets (other than those Transferred Assets that by the terms and conditions of this Agreement or any Ancillary Agreement are to be transferred following the Closing, including the Co-Pay Contracts).
2.03 Purchaser Closing Deliverables. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller (unless previously delivered) the following:
(a)the Closing Cash Consideration, by wire transfer of immediately available funds to one or more accounts designated by the Seller prior to the Closing, in accordance with Section 3.01;
(b)a duly executed counterpart to each Ancillary Agreement; and
(c)a representations and warranties insurance policy obtained by Purchaser with a limit of liability of five million dollars ($5,000,000) (the “R&W Policy”) that provides coverage for breaches by the Seller with respect to the transactions contemplated hereby. All premiums, underwriting fees, brokerage fees, legal fees (if any) for counsel engaged by the underwriter, surplus lines tax and any other costs and expenses associated with obtaining the R&W Policy shall be paid by the Purchaser.

Article III.
PURCHASE PRICE
3.01 Upfront Consideration. In consideration for the purchase and sale of the Transferred Assets and the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, the Purchaser hereby agrees to pay the Seller an amount equal to (i) the Closing Cash Consideration, plus (ii) the Purchaser Portion of PDUFA Fees, less (iv) the RWI Payment.
3.02 Contingent Consideration.
(a)Pursuant to the terms and subject to the conditions set forth herein, the Purchaser shall pay to Seller, as additional consideration for the Transferred Assets, the non-refundable and non-creditable cash payment in the amount set forth in the following milestone payments table, such payments to be made within sixty (60) days after the end of the applicable Calendar Quarter in which each applicable threshold below is achieved (each, a “Milestone Payment”):

Milestone Event	Milestone Payment
The first time Net Sales during any consecutive twelve (12) month period is greater than or equal to $65 million	$25 million
The first time Net Sales during any consecutive twelve (12) month period is greater than or equal to $115 million	$35 million
The first time Net Sales during any consecutive twelve (12) month period is greater than or equal to $175 million	$45 million

For the avoidance of doubt, (x) each of the Milestone Payments shall become payable upon the occurrence of the associated milestone event, irrespective of the order in which the milestone events occur relative to each other (for example, if the first time Net Sales during any consecutive twelve (12) month period reach $175 million or greater, is also the first time Net Sales during any consecutive twelve (12) month period reach $65 million or greater, all three Milestone Payments shall become payable) and (y) each of the Milestone Payments shall be payable one (1) time only.
(b)Written Report. Purchaser shall prepare quarterly written statements that set forth the calculation of Net Sales with respect to each Calendar Quarter, commencing with the Calendar Quarter ending June 30, 2020 (the “Quarterly Reports”). Purchaser shall deliver such Quarterly Reports to Seller within forty-five (45) days of the end of the applicable Calendar Quarter. All payments, if any, shall be accompanied by a written report setting forth for the applicable twelve-month period the calculation of Net Sales and the payment due hereunder.
(c)Commercially Reasonable Efforts. Following the Closing, Purchaser shall use Commercially Reasonable Efforts to market, promote, and otherwise Commercialize (as defined in the License Agreement) the Product in the Territory, as required pursuant to the License Agreement. Notwithstanding the foregoing, the Purchaser shall not take any action or fail to take any action with the sole intent of avoiding or reducing the payment of any Milestone Payments. Purchaser shall have sole discretion with respect to all matters relating to the commercialization of the Product.
(d)Record-Keeping. Purchaser shall, and shall cause its Affiliates to, keep true, accurate and complete books and records pertaining to Net Sales in sufficient detail to calculate all amounts payable hereunder, to evaluate and verify the accuracy of such calculations and to verify compliance with its obligations under this Agreement. Such books and records shall be retained by Purchaser and its Affiliates in accordance with its record retention policies applicable to such books and records. Such books and records shall be kept for a period of no less than three (3) years following the end of the calendar year to which they shall pertain.
(e)Audits. At the request of Seller, Purchaser shall, and shall cause its Affiliates to, permit Seller or an independent auditor designated by Seller, at reasonable times once each calendar year and upon at least thirty (30) days’ prior written notice, to audit the books and records maintained pursuant to Section 3.02 to ensure the accuracy of all reports and payments made hereunder. No time period may be audited more than one time. The cost of such audit shall be borne by Seller; provided that if such audit reveals (after resolution of any applicable dispute pursuant to Section 3.02(f)) that a Milestone Payment was owed and improperly withheld, Purchaser shall bear the entire cost of such audit and remit the omitted Milestone Payment within forty-five (45) days after the date on which such audit is completed by Seller.
(f)Audit Disputes. In the event of a dispute with respect to any audit under Section 3.02(e), Seller and Purchaser shall work in good faith to resolve the disagreement. If the Parties are unable to reach a mutually acceptable resolution of any such dispute within thirty (30) days, the dispute shall be submitted for resolution to the Valuation Firm. Absent manifest error, the decision of the Valuation Firm shall be final. In the event the Valuation Firm determines that a Milestone Payment was owed and improperly withheld, Purchaser shall bear the entire cost of the Valuation Firm. Otherwise, the cost of the Valuation Firm shall be borne by Seller.
3.03 Purchase Price Adjustment. Within three (3) Business Days prior to the anticipated Closing Date, the Seller shall deliver to the Purchaser a schedule setting forth its good faith estimates of (a) the value of the Saleable Inventory in respect of Inventory as of the Closing (as of 11:59 P.M., local time, on the day immediately prior to the Closing Date) (the “Estimated Saleable Inventory”), and (b) Purchase Price Adjustment Amount (the “Estimated Purchase Price Adjustment Amount”), together with a schedule calculating in reasonable detail such amounts.
3.04 Final Purchase Price Adjustment Amount Calculation.
(a)As promptly as possible following the Closing, but in any event within sixty (60) days after the Closing Date, the Purchaser will deliver to the Seller a statement showing the calculation of Saleable Inventory and Purchase Price Adjustment Amount (the “Preliminary Statement”). The calculations of Saleable Inventory and Purchase Price Adjustment Amount shall be determined (including for purposes of Section 3.03)

in accordance with GAAP using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the calculation of Purchase Price Adjustment Amount set forth on Exhibit A and, to the extent not specified on Exhibit A, in accordance with Seller’s internal inventory policies as of the date of this Agreement, and shall not include any changes as a result of purchase accounting adjustments (related to the transactions contemplated hereby) or other changes arising from or resulting as a consequence of the transactions contemplated hereby. The parties agree that the purpose of determining Saleable Inventory and Purchase Price Adjustment Amount and the related purchase price adjustment contemplated by this Section 3.04 is to measure the amount of Saleable Inventory and Purchase Price Adjustment Amount, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining Saleable Inventory or Purchase Price Adjustment Amount.
(b)After delivery of the Preliminary Statement, the Purchaser shall provide the Seller and its accountants and other representatives full access to review the Purchaser’s and its Subsidiaries’ applicable books and records and any work papers related to the preparation of the Preliminary Statement. The Seller and its accountants and other representatives may make inquiries of the Purchaser and its accountants regarding questions concerning or disagreements with the Preliminary Statement arising in the course of their review thereof, and the Purchaser shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants to cooperate with and respond to such inquiries. If the Seller has any objections to the Preliminary Statement, the Seller shall deliver to the Purchaser a statement setting forth in reasonable detail each objected item or amount and the basis for such objection, together with supporting calculations (an “Objections Statement”). If an Objections Statement is not delivered to the Purchaser within sixty (60) days after delivery of the Preliminary Statement to the Seller, the Preliminary Statement shall be final, binding and non-appealable by the Parties.
(c)The Seller and the Purchaser shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement, the Seller and the Purchaser shall submit such dispute to Grant Thornton (the “Valuation Firm”). Any further submissions to the Valuation Firm must be written and delivered to each party to the dispute. The Valuation Firm shall make a final determination of Saleable Inventory and Purchase Price Adjustment Amount, and the resulting Final Cash Consideration calculated with reference to such amounts to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement and on Exhibit B. The parties will cooperate with the Valuation Firm during the term of its engagement. The Valuation Firm shall only have authority to make determinations in respect of those specific items for which an objection has been raised in the Objections Statement, and all determinations shall be based solely on the presentations of the Purchaser and Seller and their respective representatives, and not by independent review. In resolving any disputed item, the Valuation Firm: (i) shall be bound by the principles set forth in this Section 3.04, and (ii) shall not assign a value to any item greater than the greatest value for such item claimed by either party. The determination of Saleable Inventory and Purchase Price Adjustment Amount as of the Closing Date, and the resulting Final Cash Consideration calculated with reference thereto, shall become final and binding on the parties on the date the Valuation Firm delivers its final resolution in writing to the parties. Such Valuation Firm will determine each of Seller’s and Purchaser’s allocation of its fees and expenses in connection with the foregoing based on the inverse of the percentage its determination bears to the total amount of the disputed matters originally submitted to it. For example, solely for illustrative purposes, should the disputed matters amount to One Thousand Dollars ($1,000) and such Valuation Firm awards Six Hundred Dollars ($600) in favor of Seller’s position, sixty percent (60%) of such fees and expenses would be borne by Purchaser and forty percent (40%) of such fees and expenses would be borne by Seller.
3.05 Post-Closing Adjustment Payment. If the Final Cash Consideration is greater than the Closing Cash Consideration, the Purchaser shall promptly (but in any event within five (5) Business Days in the determination thereof) pay to the Seller the amount of such excess, by wire transfer of immediately available funds to one or more accounts designated in writing by the Seller to the Purchaser. If the Final Cash Consideration is less than the Closing Cash Consideration, the Seller shall promptly (but in any event within five (5) Business Days) pay to the Purchaser the absolute value of such difference by wire transfer of immediately available funds to one or more accounts designated in writing by the Purchaser to the Seller.
3.06 Withholding. The Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Seller such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law; provided that, notwithstanding anything in this Agreement to the contrary, in the event any such deduction or withholding with respect to the making of any payment by Purchaser pursuant to this Agreement is required under applicable Law of the jurisdiction of incorporation or tax domicile of Purchaser or any of its successors or assigns pursuant to Section 12.05 (including without limitation the Republic of Ireland), or any branch thereof, Purchaser (or such successor, assign or branch thereof) shall increase the amount payable pursuant to this Agreement as necessary so that after any such deduction or withholding has been made, including with respect to amounts payable pursuant to this Section 3.06, the Seller receives the amount it would have received had no such deduction or withholding been made. To the extent the Seller obtains any actual cash tax benefits from a tax refund of or tax deduction directly related to some or all of such grossed-up amount (including any refund or reduction in taxes otherwise owed recovered by way of a foreign tax credit or such tax deduction by Seller), then Seller shall promptly reimburse the Purchaser (or such successor, assign or branch thereof) to the extent of such benefit that is actually recognized by Seller and to the extent that would not place Seller in a net after-tax worse position. The Purchaser shall make such required deductions and timely pay the full amount deducted to the applicable Governmental Entity in accordance with applicable Law, and deliver to the Seller an original or a certified copy of a receipt evidencing such payment. Notwithstanding the foregoing, the Purchaser will provide written notice to the Seller promptly upon determination that withholding may be required on any payments under this Agreement and take such steps as the Seller may reasonably request and otherwise cooperate with the Seller to reduce or eliminate such deduction and withholding requirement. To the extent that amounts are so deducted or withheld by the Purchaser and paid to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller in respect of which such deduction and withholding was made by the Purchaser.
3.07 Transfer Taxes and Other Costs.
(a)Transfer Taxes. All Transfer Taxes payable on or in connection with the transfer of the Transferred Assets to the Purchaser and the transactions contemplated by this Agreement shall be borne equally by the Parties. Purchaser shall pay the Transfer Taxes when due in compliance with applicable Transfer Tax Laws; provided that if the Seller determines (in its sole reasonable discretion) that it is required by applicable Law to pay any Transfer Taxes, then the Seller shall pay such Transfer Taxes. The Party not paying the Transfer Taxes shall, subject to receipt of reasonably satisfactory evidence of the other Party’s payment thereof, promptly reimburse the other Party for its share of the Transfer Taxes, whether or not such Transfer Taxes were correctly or legally imposed by the applicable Governmental Entity.
(b)The party responsible under applicable Law for filing the applicable Tax Return with respect to such Transfer Tax shall prepare and file all necessary Tax Returns and other documentation required to be filed by it with respect to all Transfer Taxes, and, if required by applicable Law, the Parties will, and will cause their applicable Affiliates to, join in the execution of any such Tax Returns and other documentation. The Seller and the Purchaser agree to cooperate with each other in the filing of any Tax Returns with respect to Transfer Taxes and to use commercially reasonable efforts to avail themselves of any available procedures or certifications to reduce or eliminate any Transfer Taxes, including by promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns and other documentation.
(c)Other Costs. All costs and fees, including, without limitation, shipping and delivery costs, incurred by the Seller and any of its Affiliates related or necessary to prepare and transfer the Transferred Assets or the Assumed Liabilities to the Purchaser in accordance with the terms of this Agreement or any Ancillary Agreement, shall be the obligations of and paid solely by the Purchaser when due; provided that if any such costs or fees have been paid by the Seller, the Purchaser shall, subject to receipt of satisfactory evidence of the Seller’s payment thereof, promptly reimburse the Seller for such amounts; and provided, however, that such costs and fees shall not include costs, fees and expenses (i) addressed elsewhere in the Agreement (for example, Transfer Taxes) or (ii) in connection with the negotiation, execution and consummation of this Agreement or any of the Ancillary Agreements.
(d)All costs and expenses associated with removing and moving any Transferred Asset to a location designated by the Purchaser shall be borne and paid solely by the Purchaser when due; provided that if any such amount shall be incurred by the Seller at the direction and with the consent of Purchaser, the Purchaser shall, subject to receipt of satisfactory evidence of the Seller’s payment thereof, promptly reimburse the Seller.

3.08 Tax Treatment; Allocation of the Consideration. For income Tax purposes the Parties intend that the transactions pursuant to this Agreement shall be treated as a taxable sale of the Transferred Assets in exchange for the Closing Cash Consideration, the Assumed Liabilities, the Purchaser Portion of PDUFA Fees and the right to receive Milestone Payment (except the portion thereof that may be reported as imputed interest) (the “Intended Tax Treatment”). The Parties shall file all Tax Returns in a manner consistent with the Intended Tax Treatment and shall not take any Tax position that is otherwise inconsistent with the Intended Tax Treatment, unless otherwise required to do so by a Taxing Authority following an audit or examination in which the Intended Tax Treatment has been defended in good faith. The Parties have agreed that the Purchaser shall prepare a draft allocation schedule allocating the Closing Cash Consideration, the Assumed Liabilities and other relevant items among the Transferred Assets in accordance with the rules under Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (the “Draft Allocation”). The Purchaser shall deliver the Draft Allocation to the Seller for review and comment within thirty (30) calendar days after the final determination of the Final Cash Consideration pursuant to Section 3.04. If the Seller disagrees with the Draft Allocation, the Seller may, within thirty (30) days after delivery of such Draft Allocation, deliver a written notice (an “Allocation Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed Draft Allocation. If an Allocation Notice is timely delivered, Seller and Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation pursuant to this Section 3.08. In the event that an agreement as to the allocation pursuant to this Section 3.08 is not reached within such thirty (30) day period, Seller and Purchaser shall jointly retain the Valuation Firm to resolve the disputed items. The costs, fees and expenses of the Valuation Firm in connection with any disputed items pursuant to this Section 3.08 shall be borne fifty-percent (50%) by Seller and fifty-percent (50%) by Purchaser. The Draft Allocation, as prepared by Purchaser if no Allocation Notice has been given, or as adjusted pursuant to any agreement between Purchaser and Seller during the thirty (30) days following delivery of an Allocation Notice, or as otherwise adjusted pursuant to a determination by the Valuation Firm shall be final, conclusive and binding on the Parties (such final determination of the allocation, the “Tax Allocation”). None of the Purchaser, the Seller, or their respective Affiliates shall take any Tax position (whether in Tax audits, Tax Returns or otherwise) that is inconsistent with the Tax Allocation unless required to do so by applicable Law. In the event an adjustment to the post-Closing adjustment payment is made pursuant to Section 3.05 or otherwise under this Agreement (and any refunds and/or other payments are made in connection therewith), the Tax Allocation shall be revised to allocate such adjustment to the Transferred Assets based upon the item to which such adjustment is attributable.
Article IV.
[RESERVED]
Article V.
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the schedules accompanying this Agreement (each, a “Schedule” and, collectively, the “Disclosure Schedules”), the Seller represents and warrants to the Purchaser as follows:

5.01 Organization and Organizational Power. The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority necessary to own its assets and carry on its business relating to the Products as currently conducted by it in the Territory immediately prior to the Closing, except where the absence of such power and authority would not have a Material Adverse Effect.
5.02 Authorization; Valid and Binding Agreement.
(a)This Agreement and the Ancillary Agreements have been duly authorized and approved by all necessary corporate action by Seller. The performance of the Seller’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action of the Seller, and no other proceedings on the Seller’s part are necessary to authorize the execution, delivery or performance of this Agreement. The Seller has duly executed and delivered this Agreement the Ancillary Agreements.
(b)Assuming the due authorization, execution and delivery of this Agreement by Purchaser, this Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.
(c)Assuming the due authorization, execution and delivery of the Ancillary Agreements by Purchaser, each Ancillary Agreement executed by the Seller constitutes a legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.
(d)The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party by the Seller, and the consummation of the transactions contemplated hereby or thereby, require no action by or in respect of, or any notice, report or other filing with, any Governmental Entity, other than notice and transfer filings with the Governmental Entities set forth on Schedule 5.02.
5.03 No Contravention. Except as set forth on Schedule 5.03, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller does not and the consummation of the transactions contemplated hereby or thereby will not (a) violate or result in a breach of or constitute a default, in any material respect, under any Law, authorization of a Governmental Entity or writ, injunction or decree, applicable to the Seller, or any of the Transferred Assets, (b) violate any provision of the Seller’s certificates or articles of formation or incorporation or bylaws (or similar organizational documents), (c) conflict with, result in any breach of, constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of the Seller under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the Transferred Assets or in the cancellation, modification, revocation or suspension of any material authorization from any Governmental Entity, applicable to the Seller, or any of the Transferred Assets, or (d) require any consent, authorization, approval, waiver or other action by any Person under any provision of any material agreement or other instrument to which the Seller is a party.
5.04 Financial Statements. The pro forma financial information set forth on Schedule 5.04 (the “Financial Statements”) (a) has been prepared in good faith having regard to the purpose for which they were prepared and in accordance with the accounting policies and procedures used consistently by the Seller since January 1, 2018; (b) accurately reflects the operations of the activities described therein; (c) does not materially misstate the historic revenues, cost of goods sold, royalties and research and development expenses attributable to the Business, in each case either individually or in the aggregate; and (d) represents good faith estimates of an appropriate attribution of historic sales and marketing expenses, upon the assumption and the basis of preparation set forth on Schedule 5.04, where actual information was not available.
5.05 Absence of Changes. Since January 1, 2019 to the date hereof, there have not been any events or occurrences that have resulted in a Material Adverse Effect. Except as set forth on Schedule 5.05 or except as expressly contemplated by this Agreement or any Ancillary Agreement, since January 1, 2019 to the date hereof, the Seller has not, with respect to the Business or the Transferred Assets:
(a)mortgaged or pledged any material assets, rights or interests, except Permitted Liens;
(b)sold, assigned, exchanged, transferred or otherwise disposed of any material assets, rights or interests, except in the ordinary course of business;
(c)commenced or settled any material Proceeding;
(d)except as required by GAAP or by applicable Law, materially changed any of its accounting principles or practices or revalued, wrote up, wrote down or wrote off the book value of any material assets, rights or interests;
(e)suffered any material damage, destruction or other casualty loss (whether or not covered by insurance); or
(f)entered into an agreement to do any of the foregoing.
5.06 Title to Transferred Assets. The Seller has good and valid title to all of the Transferred Assets and will deliver to the Purchaser at the Closing all rights, title and interests in, to and under the Transferred Assets free and clear of all Liens other than Permitted Liens.
5.07 Tax Matters.
(a)The Seller has filed all material Tax Returns that it was required to file on or before the date of this Agreement in respect of the Transferred Assets, and all such Tax Returns are true, correct, and complete in all material respects.
(b)The Seller has paid all material Taxes in respect of the Transferred Assets, that are due and payable, except for Taxes being contested in good faith through appropriate proceedings or Taxes for which adequate reserves have been established in the Financial Statements.
(c)No audits or administrative or judicial proceedings are currently being conducted or have been threatened in writing with respect to Taxes of the Seller in respect of the Transferred Assets in each instance.
(d)None of the Transferred Assets are subject to Liens for Taxes, other than Permitted Liens.
(e)The Seller has filed all material Tax Returns that it was required to file on or before the date of this Agreement and has paid all material Taxes due and owing by the Seller, except, in each case, where the failure to do so would reasonably be expected to not have a Material Adverse Effect on the Transferred Assets.
(f)The Seller has no permanent establishment or trade or business outside of the United States with respect to the Product.
(g)None of the Transferred Assets constitutes a joint venture, partnership, or similar arrangement that is treated as a partnership for any tax purposes.
(h)The representations and warranties set forth in this Section 5.07 are the sole representations and warranties relating to Taxes and no other representations or warranties contained in this Agreement shall be construed to cover any matter involved Taxes.
5.08 Transferred Contracts.
(a)Schedule 5.08(a) sets forth all currently effective agreements, undertakings, arrangements or understandings with any Third Party that relate primarily to the Business or the Product and which are not Transferred Contracts hereunder (such contracts, the “Non-Transferred Contracts”). For the avoidance of doubt, any agreements that apply to all of the Seller’s commercially available products shall not constitute agreements that relate primarily to the Business or the Product.
(b)Except as set forth on Schedule 5.08(b), there are no Transferred Contracts or Non-Transferred Contracts which constitute:
(i)any joint venture, partnership, limited liability company or other similar agreements or arrangements providing for joint research, joint development or joint marketing of the Products;
(ii)any agreement with a Third Party (A) pursuant to which Seller has granted such Third Party a license to any of the Transferred IP or Licensed IP; or (B) pursuant to which such Third Party has granted Seller a license to Intellectual Property of such Third Party;

(iii)any agreement, including any option agreement, granting to any Person a right of first refusal or option to purchase or acquire any assets of the Business (whether by merger, sale of stock, sale of assets or otherwise related to the Business) other than for the Seller’s sale of units of Product in the ordinary course of business;
(iv)any agreement (other than confidentiality and non-solicitation agreements entered into in the ordinary course) that (A) limits the freedom of Seller to operate the Business or with any Person or in any area or that would so limit the freedom of the Purchaser or its Affiliates after the Closing (other than customary exclusive distribution agreements for the Products), (B) contains a covenant not to compete or that has exclusivity obligations or field or territory restrictions that restrict the freedom to operate the Business that are binding on the Seller or that would be binding on the Purchaser or any of its Affiliates after the Closing;
(v)any agreement for the purchase of materials, supplies, goods, services, equipment or other assets related to the Business that is reasonably expected to involve annual payments on the part of Seller in excess of $500,000 and is not terminable by Seller on ninety (90) calendar days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);
(vi)any sales, distribution, agency or other similar agreement providing for the sale by the Business of Products, which is reasonably expected to involve annual payments to Seller over the remaining term of the agreement in excess of $500,000 and is not terminable by Seller on ninety (90) calendar days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);
(vii)any other agreement which is reasonably expected to involve annual payments to Seller or on the part of Seller, in each case, over the remaining term of the agreement in excess of $500,000 and is not terminable by Seller on ninety (90) calendar days’ notice or less without premium or penalty; and
(viii)any agreement under which the Business has (A) granted a Lien (other than a Permitted Lien) on any Transferred Asset or Licensed IP, other than a Lien that will be released as of the Closing or (B) provided for the sale of any Transferred Asset, or granted any preferential rights to purchase any Transferred Asset, in each case outside the ordinary course of business.
(c)Except as set forth on Schedule 5.08, as of the date hereof, each of the Transferred Contracts is valid, binding, enforceable and in full force and effect, and none of the Seller, or, to the Seller’s Knowledge, any other Person party to such contract is in default or breach in any material respect (or is alleged to be in default or breach in any material respect) under any such contract, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, moratorium, sponsorship or other Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at law or in equity. During the past two (2) years, the Seller has not received written notice of any material default, non-renewal, intent to terminate, or termination under any Transferred Contract.
5.09 Intellectual Property.
(a)Except with respect to non-exclusive licenses granted to third parties in the ordinary course of business, (which does not include any licenses to generics or competitors) agreements with distributors entered into in the ordinary course of business, “shrink-wrap”, other generally available commercial licenses or contracts otherwise included in Schedule 5.08, the Transferred IP and Licensed IP includes all Domain Names, Product Copyrights, Patents and Trademarks currently used exclusively in connection with the Products in the Territory by the Seller. Except as set forth on Schedule 5.09, the Seller is the sole and exclusive owners of all right, title and interest of each item of Transferred IP and has valid and continuing rights to use, sell and license, as the case may be, such Transferred IP and Licensed IP, free and clear of all Liens other than Permitted Liens or obligations to other Persons pursuant to the Transferred Contracts.
(b)To the Knowledge of the Seller, the operation of the Business as currently conducted or as currently contemplated to be conducted, does not infringe upon or otherwise violate, and has not infringed upon or otherwise violated any of the Intellectual Property rights of any Person.
(c)Except as set forth on Schedule 5.09(c), to the Knowledge of the Seller, no Person has in the past three (3) years infringed or is currently infringing upon or otherwise materially violating the Transferred IP or Licensed IP.
(d)None of the Transferred IP or, to the Knowledge of the Seller, Licensed IP is or has been the subject of any written: objection, claim, assertion or challenge with respect to the ownership, patentability, validity, enforceability, or inventorship thereof, including, without limitation, by Université Laval and/or the Centre Hospitalier de l’Université Laval.
(e)The Seller has taken commercially reasonable measures to maintain the Transferred IP and, subject to the applicable contractual rights to take such actions, the Licensed IP under any applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances).
(f)To the Knowledge of the Seller, commercially reasonable measures have been taken to maintain the Licensed IP under any applicable Law (including making and maintaining in full force and effect all necessary filings, registrations and issuances).
5.10 Litigation. Except as set forth on Schedule 5.10, there are no material Proceedings with respect to the Seller, the Business, the Transferred Assets, or, to the Knowledge of the Seller, the Licensed IP pending or, to the Knowledge of the Seller, threatened in writing that (A), individually or when taken as a whole, would have an adverse effect on or materially impair the ability of the Seller to enter into this Agreement or consummate the transactions contemplated hereby, or (B) involves the development, packaging, labeling, storage, import, export, use and marketing of the Product in the Territory and the manufacture of such Product or the Transferred Assets, or is otherwise specifically and substantially targeted at the Product. Except as set forth on Schedule 5.10, the Seller is not subject to any outstanding judgment, order, arbitral award or decree of any court or other Governmental Entity with respect to the Business of the Transferred Assets.
5.11 Compliance with Laws; Licenses and Permits. Except as disclosed on Schedule 5.11:
(a)Since January 1, 2018, Seller has conducted the Business in material compliance with applicable Laws and, the Seller has not received any written notice alleging material noncompliance with applicable Laws.
(b)Seller has all material licenses, franchises, permits, concessions, exemptions, orders, certificates, registrations, re-registrations, applications, consents, approvals, qualifications or other similar authorizations issued by applicable Governmental Entities, including Marketing Authorizations, necessary to operate the Business (the “Permits”). The Permits are valid and in full force and effect, fully-transferable to the extent applicable and permissible, and, to the Knowledge of Seller, none of the material Permits will be revoked, materially modified, withdrawn or terminated as a result of the transactions contemplated by this Agreement. No Proceeding is pending or, to the Knowledge of Seller, threatened regarding the withdrawal, material adverse modification or revocation of any such Permit. As of the date hereof, Seller has not received any written communication from any Governmental Entity threatening to withdraw, materially modify or suspend any Permit. To the Knowledge of Seller, Seller is not in material violation of the terms of any Permit.
(c)(i) Since the commercial launch of the Product in the Territory, there have been no recalls, withdrawals or suspensions conducted by or on behalf of Seller concerning the Products in the Territory, whether voluntary or otherwise; (ii) there are no pending Proceedings seeking the recall, market withdrawal, or suspension of any Product or otherwise relating to the alleged lack of safety, efficacy or regulatory compliance of any Product; and (iii) there have been no warning letters or untitled letters from any Governmental Entity received by the Seller in the two (2) years prior to the date hereof relating to any Product or Product manufacturing facility.
(d)Since the commercial launch of the Product in the Territory, the Products have been manufactured in compliance in all material respects with applicable Law, including cGMP and applicable Marketing Authorizations.
(e)Since the commercial launch of the Product in the Territory, the Seller has not received any material written claims alleging that any Product failed to meet its specifications set forth in applicable Marketing Authorizations.
(f)Seller is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar material agreements with or imposed by any Governmental Entity relating specifically to any part of the Business.

(g)The Seller has not been, with respect to the sale of the Products in the Territory, the operation of the Business or the ownership of the Transferred Assets:
(i)convicted of or charged or threatened in writing with prosecution or, to the Seller’s Knowledge, has been under investigation, by a Governmental Entity for any violation of a Healthcare Regulatory Law including any law applicable to a health care program defined in 42 U.S.C. § 1320a-7b(f) (“Federal Health Care Programs”);
(ii)convicted of, charged with, or, to the Seller’s Knowledge, is under investigation for, any violation of applicable Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or manufacture, storage, distribution or sale of controlled substances;
(iii)debarred pursuant to the Healthcare Regulatory Laws;
(iv)excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any Federal Health Care Program, any federal, state, or local governmental procurement or non-procurement program, or any other federal or state government program or activity; or
(v)found to have committed any violation of Law that is reasonably expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility.
(h)Neither the Seller, any of its directors, officers, employees nor, to the Knowledge of the Seller, its representatives or authorized agents, has, with respect to the sale of the Products in the Territory, the operation of the Business or the ownership of the Transferred Assets, (i) made any payment of cash or other consideration (including payments or discounts to customers or clients or employees of customers or clients) for purposes of doing business with such Persons, or taken any action, or failed to take any action, in violation of any Laws prohibiting the payment of undisclosed commissions or bonuses; (ii) made, offered, promised, authorized, received, or solicited any illegal contribution, gift, bribe, rebate, payoff, commission, promotional allowance, influence payment, kickback, or other payment or economic benefit or anything of value to any person, in any country, private or public, regardless of what form, whether in money, property, or services; (iii) paid, established or maintained any funds or assets that have not been recorded in the books and records of the Seller; or (iv) aided, abetted, caused (directly or indirectly), participated in, or otherwise conspired with, any person or entity to violate the terms of any judgment, sentence, order or decree of any court or Governmental Entity applicable to the Seller or its Subsidiaries.
(i)Except for transactions that have been authorized pursuant to specific licenses issued by the U.S. Office of Foreign Assets Control (“OFAC”), in the past five (5) years, neither the Seller any of its directors, officers, employees nor to the Knowledge of the Seller, its representatives or authorized agents, has, with respect to the sale of the Products in the Territory, the operation of the Business or the ownership of the Transferred Assets, participated in any transaction in or involving (i) a party designated on the OFAC Specially Designated Nationals and Blocked Persons List or other similar list, or owned fifty percent (50%) or more by one or more such parties, (ii) a country with which such transactions by the Seller or its Subsidiaries are prohibited pursuant to applicable Laws including U.S. economic sanctions administered by OFAC (“sanctioned country”), or (iii) a government or national of a sanctioned country where prohibited by applicable Laws including U.S. economic sanctions administered by OFAC.
(j)The Seller, its directors, officers, employees and, to the Knowledge of the Seller, its representatives and authorized agents, are, with respect to the sale of the Products in the Territory, the operation of the Business or the ownership of the Transferred Assets, in compliance with all Laws or regulations of any applicable jurisdiction that relate to money laundering, terrorist financing, or financial recordkeeping and reporting requirements relating to money laundering, terrorist financing, or financial recordkeeping.
(k)Notwithstanding the foregoing, Seller makes no representation or warranty in this Section 5.11 with respect to Tax matters or litigation matters, which matters are exclusively addressed in Sections 5.07 and 5.10, respectively.
5.12 Affiliated Transactions. Except as set forth on Schedule 5.12 and except as relating to matters addressed in the Transition Services Agreement, none of the Transferred Assets relate to or will trigger any current or future rights or obligations between, among or involving the Seller or its Affiliates, on one hand, and any current or former officer, director or employee of the Seller (or Affiliate thereof), on the other hand, which will become an obligations of the Purchaser by reason of the transactions contemplated by this Agreement or the Ancillary Agreements.
5.13 Brokerage. Except for fees and expenses of the Persons listed on Schedule 5.13, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller for which the Seller would be liable following the Closing.
5.14 Product Warranty. All Saleable Inventory shall, as of the Closing, (i) be in compliance with the Product’s applicable specifications, (ii) have been manufactured in accordance with all applicable Laws, (iii) not be adulterated or misbranded within in the meaning of any applicable Law, (iv) have been approved by the U.S. Food and Drug Administration (“FDA”) for commercial sale in the Territory, and (v) have no less than twelve (12) months remaining shelf life.
5.15 Product Distribution Practices. Except as set forth on Schedule 5.15 since January 1, 2019, each of Seller and its Affiliates has conducted distribution and shipments of the Product in the ordinary course of Business, quantities and at prices consistent with past Product demand and shipment and sales practices in all material respects, and not in quantities in excess of the historical or market demand for the Products, and, in particular, since January 1, 2019, Seller has not engaged in (a) stopping or slowing shipments of the Products; (b) “loading” selling of the Products; (c) encouraging or requiring customers to “buy in” the Products, or (d) taking any similar actions inconsistent with past practice that would reasonably be expected to adversely affect sales of the Products following the Closing Date.
5.16 Regulatory Matters.

(a)The Marketing Authorizations are in full force and effect. All maintenance and other fees related to the Marketing Authorizations occurring prior to the Closing Date have been paid. All Marketing Authorizations and all related records have been maintained in accordance with applicable Laws.
(b)The distribution of the Products by Seller in the Territory has been conducted in material compliance with the Marketing Authorizations and all applicable Law.
(c)Seller has completed and filed all annual or other reports required by the FDA in order to maintain the Marketing Authorizations, except for filings not yet due.
5.17 Sufficiency of Assets. Except as forth on Schedule 5.17 and for (a) Shared Contracts and Non-Transferred Contracts, (b) actions taken or performed by Seller’s personnel or agents in connection with the operation of the Business, (c) IT systems and other equipment used in the ordinary course of business, (d) those services contemplated to be provided pursuant to the Transition Services Agreement and (e) other non-Product specific general administrative and corporate functions performed by Seller (including for the avoidance of doubt, sales and marketing functions), the Transferred Assets are sufficient in all material respects to provide Purchaser with the legal rights and assets necessary for the manufacture, marketing, and sale of the Products in the Territory as conducted by Seller immediately prior to the Closing Date.
5.18 Solvency. As of immediately after giving effect to the Closing, Seller and its applicable Subsidiaries (a) will be able to pay their respective obligations in the ordinary course of business as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), and (b) will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Seller or its Subsidiaries.
5.19 Insurance. Seller is in compliance in all material respects with the terms of its insurance policies applicable to the Business and the Transferred Assets. Such insurance policies have provided substantially similar insurance coverage continuously since the commercial launch of the Product in the Territory. Such insurance policies are sufficient for material compliance with applicable FDA requirements and with all agreements to which Seller is a party. All claims, occurrences, litigation, and circumstances related to the Business or the Transferred Assets that would reasonably be expected to lead to a claim have been properly reported to the applicable insurer.
5.20 No Other Representations and Warranties
EXCEPT AS EXPRESSLY SET FORTH IN THIS Article V, (A) NONE OF SELLER OR ANY OF ITS AFFILIATES IS MAKING OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, Seller, THE TRANSFERRED ASSETS, THE ASSUMED LIABILITIES, THE BUSINESS, THE TRANSACTIONS

CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR ANY INFORMATION PROVIDED OR MADE AVAILABLE TO THE PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY FORECASTS, PROJECTIONS, ESTIMATES, BUDGETS, PRESENTATIONS CONCERNING THE BUSINESS (INCLUDING WITHOUT LIMITATION, THE CONFIDENTIAL INFORMATION MEMORANDA AND ANY “TEASER” DOCUMENTS), OR DUE DILIGENCE OR OTHER MATERIALS PROVIDED IN THE DATA ROOM), INCLUDING ANY WARRANTY WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY OF THE FOREGOING PARTIES AND HAVE NOT BEEN RELIED UPON BY THE PURCHASER OR ANY OF ITS AFFILIATES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY; AND (B) ALL OF THE ASSETS AND LIABILITIES TO BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED, AS APPLICABLE, IN ACCORDANCE WITH THIS AGREEMENT, SHALL BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS.
Article VI.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as follows:
6.01 Organization and Organizational Power. The Purchaser is a company duly organized, validly existing and in good standing under the Laws of the country of Ireland, and has all requisite corporate power and authority necessary to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder, to consummate the transactions contemplated hereby and thereby, to own the Transferred Assets and carry on the Business.
6.02 Authorization; Valid and Binding Agreement.
(a)This Agreement and the Ancillary Agreements have been duly authorized and approved by all necessary corporate action by Purchaser. The performance of the Purchaser’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action of the Purchaser, and no other proceedings on the Purchaser’s part are necessary to authorize the execution, delivery or performance of this Agreement. The Purchaser has duly executed and delivered this Agreement and the Ancillary Agreements.
(b)Assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.
(c)Assuming the due authorization, execution and delivery of the Ancillary Agreements by Seller, each Ancillary Agreement executed by the Purchaser, constitutes a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.
(d)The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Purchaser, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or any notice, report or other filing with, any Governmental Entity, other than (i) notice and transfer filings with the regulatory bodies set forth on Schedule 6.02 and (ii) any actions or filings under Laws, the absence of which would not be, individually or in the aggregate, materially adverse to the Purchaser or materially impair the ability of the Purchaser to perform its obligations and to consummate the transactions contemplated hereby or thereby.
6.03 No Contravention. Except as set forth on Schedule 6.03, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Purchaser does not and the consummation of the transactions contemplated hereby or thereby will not (a) violate or result in a breach of or constitute or constitute a default, in any material respect, under any Law, authorization of a Governmental Entity or writ, injunction or decree, applicable to the Purchaser or any of the Transferred Assets, (b) violate any provision of the Purchaser’s certificate or articles of formation or incorporation or bylaws (or similar organizational documents), (c) result in the cancellation, modification, revocation or suspension of any material authorization from any Governmental Entity, applicable to any of the Transferred Assets, or (d) require any consent, authorization, approval, waiver or other action by any Person under any provision of any material agreement or other instrument to which the Purchaser is a party.
6.04 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser for which the Seller or any of its respective Affiliates would be liable following the Closing.
6.05 Solvency. As of immediately after giving effect to the Closing, each of the Purchaser and its applicable Subsidiaries (a) will be able to pay their respective obligations in the ordinary course of business as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), and (b) will have adequate capital to carry on their respective businesses, including the Business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or its Subsidiaries.

Article VII.
COVENANTS
7.01 Access to Books and Records. From and after the Closing, for a period of three (3) years, the Purchaser shall, and shall cause its Affiliates to, provide the Seller and its authorized representatives with access, during normal business hours and upon reasonable notice, to (a) the books and records (for the purpose of examining) of the Purchaser and its Subsidiaries with respect to periods or occurrences prior to or on the Closing Date and (b) employees of the Purchaser and its Subsidiaries for purposes of better understanding such books and records; provided that, notwithstanding the foregoing, (i) such access does not unreasonably interfere with the normal operations of the Purchaser or its Subsidiaries, (ii) nothing herein shall require the Purchaser or its Subsidiaries to provide access to, or to disclose any information to, the Seller or its authorized representatives if such access or disclosure would reasonably be expected to (x) waive any legal privilege, or (y) be in violation of applicable law, and (c) as a condition to providing such access, the Seller and the Purchaser enter into a nondisclosure agreement reasonably acceptable to Purchaser. Unless otherwise consented to in writing by the Seller, the Purchaser shall not, and shall not permit its Subsidiaries to, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Seller or its Subsidiaries for any period prior to and including the Closing Date without first giving reasonable prior notice to the Seller and offering to surrender to the Seller such books and records or any portion thereof which the Purchaser or the Seller may intend to destroy, alter or dispose of.
7.02 Further Assurances. From time to time after the Closing Date, at the request of another Party, without further consideration and at the expense of the Party so requesting, each of the Parties shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated by this Agreement.
7.03 Transfer of Marketing Authorizations; National Drug Codes.
(a)Marketing Authorizations. As promptly as reasonably practicable following the Closing, Purchaser and Seller shall file the Transfer Letters with the FDA to transfer ownership of the Marketing Authorizations for the Product.
(b)National Drug Codes. As promptly as reasonably practicable following the Closing, Purchaser shall initiate applicable processes necessary, and shall use its Commercially Reasonable Efforts, to obtain, establish and begin using its own National Drug Code for the Product, including, without limitation, submission for approval of primary and secondary packaging, label and/or package insert for the Product. As promptly as reasonably practicable following the Closing, Purchaser and Seller shall submit all appropriate and necessary documentation with respect to approval by the FDA and any other applicable Governmental Entity of the removal of Trademarks of the Seller or its Affiliates and the inclusion of Purchaser’s name, corporate logo and National Drug Code on labeling for each Product, subject to the Transitional Trademark License Agreement, and Purchaser shall apply for and obtain and begin using its own National Drug Code for the Product, and shall promptly notify Seller thereof. Notwithstanding the foregoing, Purchaser shall only be entitled to (i) complete manufacturing and packaging of, and (ii) promote, market, sell, distribute and/or otherwise commercialize, Product using Seller’s National Drug Code, for up to twelve (12) months following the Closing; provided, however, that Purchaser may reasonably request, within six (6) months from Closing, to manufacture and package additional units of Product using Seller’s National Drug Code, in an amount not to exceed 42,000 units, subject to Seller’s consent, which consent may not be unreasonably withheld.
7.04 Shared Contracts. Except as otherwise set forth in the Transition Services Agreement, the sole obligation of the Seller and its Affiliates with respect to Shared Contracts shall be to introduce Purchaser to the applicable Third Party and to reasonably assist the Purchaser in the negotiation and entering into a new agreement with the applicable Third Party, in each case, for a period of three (3) months following the Closing. The costs of entering into a new contract or contract(s) shall be borne by the Purchaser.
7.05 Payments from Third Parties. Except as expressly provided in any Ancillary Agreement, in the event that, on or after the Closing Date, (i) the Seller or any of its Affiliates shall receive any payments or other funds due to the Purchaser or any of its Affiliates from Third Parties, or (ii) the Purchaser or any of its Affiliates shall receive any payments or other funds due to Seller or any of its Affiliates from Third Parties, in each case pursuant to the terms of this Agreement or of any Ancillary Agreement, then the relevant party receiving such funds shall promptly forward such funds to the proper party. The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or of any Ancillary Agreement. In the event of any conflict between this Section 7.05 and the provisions of the relevant Ancillary Agreement (including any provisions thereof related to the collection of accounts receivable), the provisions of the relevant Ancillary Agreement shall control.
7.06 Return of Excluded Assets and Transferred Assets.
(a)If, for any reason after the Closing Date, any asset transferred to Purchaser or its Affiliates is ultimately determined to be an Excluded Asset or Purchaser is found to be in possession of any Excluded Asset, (i) the Purchaser or such Affiliate shall be treated as having received and held the Excluded Asset as nominee for the Seller or its Affiliate (as the case may be); (ii) the Purchaser shall promptly notify the Seller and, should the Seller so request, return or transfer and convey (without further consideration) to the Seller, and the Seller will accept, such asset; (iii) upon any such return, transfer or conveyance, the Seller shall assume and agree to pay, perform, fulfill and discharge (without further consideration) any Excluded Liabilities associated with such asset as contemplated in this Agreement and pay any reasonable out-of-pocket costs and expenses borne by the Purchaser or its Affiliates in connection with such return, transfer or conveyance; and (iv) upon any such return, transfer or conveyance, the Purchaser and the Seller shall, and shall cause their respective Affiliates to, promptly execute such documents or instruments of conveyance or assumption and take such further actions which are reasonably necessary or desirable to effect the transfer of such asset back to the Seller.

(b)If, for any reason after the Closing Date, any asset retained by the Seller or its Affiliate is ultimately determined to be a Transferred Asset or the Seller or its Affiliate is found to be in possession of any Transferred Asset, the Seller shall promptly notify the Purchaser and should the Purchaser so request, (i) return, deliver, or transfer and convey (without further consideration) to Purchaser, and the Purchaser shall accept, such asset; (ii) upon such return, delivery, transfer or conveyance, the Purchaser shall assume and agree to pay, perform, fulfill and discharge (without further consideration) any Assumed Liabilities associated with such asset as contemplated in this Agreement; and (iii) upon any such return, delivery, transfer or conveyance, the Purchaser and the Seller will promptly execute such documents or instruments of conveyance or assumption and take such further actions which are reasonably necessary or desirable to effect the transfer of such asset to Purchaser.
7.07 Mutual Non-Solicitation. From and after the Closing Date, the Seller and the Purchaser each agree that they shall not, and they shall each cause their respective Subsidiaries and Affiliates to not, for a period of one (1) year after such Closing Date, directly or indirectly, encourage, induce, or solicit (a) in the case of Seller, any employee to leave employment with the Purchaser or any of its Affiliates or (b) in the case of the Purchaser, any employee of Seller or any of its Affiliates to leave employment with the Seller or any of its Affiliates; provided that this clause shall not preclude the Seller, the Purchaser or any of their respective Subsidiaries or Affiliates from (i) posting a general solicitation through a public medium or general or mass mailing by or on behalf of the Seller, the Purchaser or any of their respective Subsidiaries or Affiliates, as applicable, that is not targeted at employees of such other party or (ii) soliciting any terminated employee of such other party so long as such former employee has been terminated from the employment with the Seller, the Purchaser or any of their respective Subsidiaries or Affiliates, as applicable.
7.08 Noncompete. During the period set forth in Schedule 7.08, the Seller shall not, and shall cause its Affiliates not to, directly or indirectly, including through merger, acquisition or similar transaction (a) market, manufacture, sell, distribute, or otherwise commercialize any pharmaceutical product as a monotherapy with the same indications and the same active pharmaceutical ingredient as the Product as of the date hereof (“Competing Product”) anywhere in the Territory, or (b) undertake the planning or organization of any activity to market, manufacture, sell, distribute, or otherwise commercialize any Competing Product or assist or cooperate in any way with any other Person to market, manufacture, sell, distribute, or otherwise commercialize any Competing Product, anywhere in the Territory; provided, however, that nothing herein shall prevent the Seller and its Affiliates from, and the Seller and its Affiliates shall have no liability to the Purchaser under this paragraph in connection with, (i) acquiring (including by merger or consolidation) a Person or substantially all of the assets of a Person engaged in the development, marketing, manufacturing, selling, distribution, or commercialization of a Competing Product, provided that such Person’s Competing Product represents less than thirty percent (30%) of that Person’s total assets or gross sales; (ii) continuing the operations of a Person or a business acquired pursuant to the prior clause (i) in the ordinary course of such Person’s or assets’ business consistent with their past practices; (iii) beneficially owning up to five percent (5%) of the total equity interests outstanding of any Person engaged in the development and/or commercialization of a Competing Product; (iv) issuing equity to and/or accepting an investment from a Person directly or indirectly engaged in the development, marketing, manufacturing, selling, distribution, or commercialization of a Competing Product or (v) performing its obligations under those arrangements set forth in this Agreement or the Ancillary Agreements; provided, further, that upon the acquisition by a Person or group of Persons of at least a majority of the business or assets of the Seller and its Subsidiaries, taken as a whole, any product held as of the date of such acquisition by such Person or group of Persons that would otherwise be a Competing Product hereunder shall be excluded from the definition of Competing Product for purposes of this paragraph.
7.09 Insurance. The coverage under all insurance policies related to the Transferred Assets and the Business and arranged or maintained by Seller or its Affiliates is only for the benefit of Seller and its Affiliates, and not for the benefit of the Purchaser or the Business, and shall continue in force only for the benefit of the Seller or any of its Affiliates following the Closing; provided, however, the foregoing in no way limits or restricts Purchaser’s rights or Seller’s obligations under Article VIII. From and after the Closing Date, the Purchaser shall arrange for its own insurance policies with respect to the Transferred Assets and the Business, and Purchaser shall have no recourse or rights to any coverage under any of the Seller’s or its Affiliates’ insurance policies, including for any claims relating in any way to the Transferred Assets or the Business. With respect to insurance policies related to the Transferred Assets and the Business, Seller shall not (a) take any actions, other than file bona fide claims, which would make a policy void or voidable or prejudice the ability to effect equivalent insurance in the future, and (b) fail to maintain its insurance coverage, pay premiums, and report claims to its insurance carrier in a timely matter until the third (3rd) anniversary of the Closing Date.
7.10 Recalled Products.
(a)From and after the transfer of the Marketing Authorizations, each Party shall notify the other as soon as practicable after it becomes aware of any adulteration, misbranding, contamination of or other latent defect in (i) the Product bearing Seller’s NDC Code sold prior to the Closing, or (ii) any Saleable Inventory (each of the foregoing described in clauses (i) and (ii), a “Relevant Product”). If a Governmental Entity issues a warning letter or threatens or commences a Proceeding (including seeking an injunction) in relation to, seizes, or requests or requires a recall of a Relevant Product, Purchaser or Seller, as the case may be, shall immediately notify the other Party of the action, seizure, request or requirement and provide to the other Party a copy of any warning letter or notice given by the Governmental Entity. If an action as described in the foregoing sentence requires response, Purchaser will consult with the Seller prior to providing any information to or otherwise communicating (whether in written or oral form) with the applicable Governmental Entity with respect to the response, and incorporate the reasonable comments of the Seller in connection with providing such information or response, and/or determining the nature, content and scope of that response and will have sole discretion of all procedures and steps in respect of that response, whether or not the response is to be given by Purchaser or Seller, provided that such procedures and steps are reasonable and in compliance with applicable Laws.
(b)From and after the transfer of the Marketing Authorizations, except as otherwise provided in any Transferred Contract, Purchaser shall have the right, in Purchaser’s sole discretion, to decide whether to undertake a recall of Product voluntarily, and the nature, level and scope of, and all steps and procedures with respect to, any such voluntary recall, subject to and in compliance with applicable Laws;

provided that Purchaser shall (i) notify the Seller immediately upon initiation of the consideration of a recall that pertains to Relevant Product, (ii) consult with Seller with respect to such recall that pertains to Relevant Product, including the reasons for and the proposed nature, level and scope of the proposed voluntary recall, prior to initiating, communicating or announcing such recall. If Purchaser determines to recall a Relevant Product, then (A) Purchaser shall take all reasonable steps to affect the recall, in compliance with applicable Laws and (B) Purchaser and Seller shall use Commercially Reasonable Efforts to mitigate the costs of such recall. Purchaser shall be responsible for all costs and expenses (including any costs and expenses of Seller and its Affiliates) with respect to any recalls of Product manufactured and sold after Closing, or recalls of Relevant Product sold after Closing to the extent such recall results from Purchaser’s adulteration, misbranding, contamination, damage or mishandling of such Relevant Product after Closing. Seller shall be responsible for all reasonable costs and expenses (including the reasonable costs and expenses of Purchaser and its Affiliates) to the extent such recall was of Relevant Product, unless such recall results from Purchaser’s adulteration, misbranding, contamination, damage or mishandling of such Relevant Product after Closing, subject to receipt of satisfactory evidence of Seller’s costs and expenses and, if applicable, a summary report of the actions taken by Purchaser in connection with such recall and their effectiveness, for Seller’s books and records.
(c)If a Governmental Entity requires the recall of a Relevant Product, Purchaser shall comply with any notice given by the Governmental Entity with respect to such recall and notify the Seller as soon as practicable after receipt of such notice. Purchaser shall be responsible for all reasonable costs and expenses (including the reasonable costs and expenses of Seller and its Affiliates required to be incurred by Seller and its Affiliates in order to comply with such notice; provided that no such costs and expenses shall be incurred without the prior consent of Purchaser) associated with such recall to the extent the recall is of Product manufactured and sold after Closing, or a recall of Relevant Product sold after Closing to the extent such recall results from Purchaser’s adulteration, misbranding, contamination, damage or mishandling of such Relevant Product after Closing. Seller shall be responsible for all reasonable costs and expenses (including the reasonable costs and expenses of Purchaser and its Affiliates required to be incurred by Buyer and its Affiliates in order to comply with such notice) associated with such recall to the extent the recall is of Relevant Product, unless such recall results from Purchaser’s adulteration, misbranding, contamination, damage or mishandling of such Relevant Product after Closing, subject to receipt of satisfactory evidence of Seller’s costs and expenses and, if applicable, a summary report of the actions taken by Purchaser in connection with such recall and their effectiveness, for Seller’s books and records.
(d)Nothing in this Section 7.10 shall limit the Parties’ respective obligations under the Transition Services Agreement.

Article VIII.
INDEMNIFICATION
8.01 Indemnification by Seller. From and after the Closing, subject to the limitations in this Article VIII:
(a)Seller shall indemnify and hold Purchaser and its officers, directors, employees and Affiliates (together, the “Purchaser Indemnified Parties”) harmless against any and all Indemnifiable Amounts incurred by any of the Purchaser Indemnified Parties by reason of or to the extent arising out of:
(i)any misrepresentation, breach or inaccuracy of any representation or warranty of Seller contained in this Agreement;
(ii)any Excluded Liabilities;
(iii)any Excluded Assets; and
(iv)the non-fulfillment of any agreement or covenant of Seller contained in this Agreement.
8.02 Indemnification by Purchaser.
(a)From and after the Closing, subject to the limitations in this Article VIII, Seller and its respective officers, directors, employees and Affiliates (the “Seller Indemnified Parties”) shall be entitled to be indemnified and held harmless against any and all Indemnifiable Amounts incurred by such Seller Indemnified Parties by reason of or to the extent arising out of:
(i) any misrepresentation, breach or inaccuracy of any representation or warranty of Purchaser contained in this Agreement;
(ii) any Assumed Liabilities;
(iii) the use of any Transferred Assets after the Closing; and
(iv) the non-fulfillment of any agreement or covenant of Purchaser contained in this Agreement.
8.03 Third Party Claims.
(a)Notwithstanding anything to the contrary contained herein, whenever a Purchaser Indemnified Party or a Seller Indemnified Party seeking indemnification under this Article VIII (the “Indemnified Party”) shall learn that a claim or demand has been asserted or threatened by a Third Party (“Third-Party Claim”) as to which the Indemnified Party may seek indemnification hereunder, the Indemnified Party shall promptly notify the party against whom indemnification is sought (the “Indemnifying

Party”) of such claim or demand and of the facts within the Indemnified Party’s knowledge that relate thereto, setting forth in reasonable detail a description of the matter, and, if known, the anticipated Indemnifiable Amounts; provided that the failure to promptly notify the Indemnifying Party shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent the Indemnifying Party is actually prejudiced by such failure or delay. The Indemnifying Party shall have the right to conduct and control the defense of any Third-Party Claim at its cost and expense through counsel reasonably acceptable to the Indemnified Party, such acceptance not to be unreasonably withheld, conditioned or delayed; provided that the Indemnified Party may retain separate co-counsel at its sole cost and expense (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party agrees to assume control of the defense, which, provided that the Indemnified Party promptly notifies the Indemnifying Party of such Third-Party Claim, shall be borne by the Indemnifying Party) and participate in the defense of the Third-Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume control of the defense of any Third-Party Claim and shall pay the reasonable fees and out-of-pocket expenses of counsel for such Indemnified Parties with respect to such Third-Party Claim if: (i) the Indemnifying Party does not assume the defense thereof promptly, but in any event, within thirty (30) days of receipt of the Indemnified Party’s notice; (ii) the Third-Party Claim (A) seeks material non-monetary, equitable or injunctive relief, (B) alleges violations of criminal law, or (C) includes as the named parties in any such Third-Party Claim both an Indemnified Party and an Indemnifying Party, and either a defense is available to an Indemnified Party that is not available to an Indemnifying Party or applicable ethical guidelines provide that, in either case, it would be inappropriate to have the same counsel represent both parties, or (iii) the insurer under the R&W Policy assumes the defense of such claim pursuant to the R&W Policy. If the Indemnifying Party has assumed such defense as provided in this Section 8.03(a), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by any Indemnified Party in connection with the defense of such claim. If the Indemnifying Party does not assume the defense of any Third-Party Claim in accordance with this Section 8.03(a), or is not entitled to do so, the Indemnified Party may continue to defend such claim and the Indemnifying Party may still participate in, but not control, the defense of such Third-Party Claim at the Indemnifying Party’s sole cost and expense.
(b)Settlement.
(i) If the Indemnifying Party does not assume and conduct the defense of the Third-Party Claim in accordance with Section 8.03(a), or is not entitled to do so, the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).
(ii) If the Indemnifying Party assumes and conducts the defense of the Third-Party Claim in accordance with Section 8.03(a), the Indemnifying Party shall not, without the written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim that: (A) involves any action by the Indemnified Party other than the payment of money (which, subject to Section 8.05, is paid in full by the Indemnifying Party), (B) provides for non-monetary equitable or injunctive relief affecting the Indemnified Party, or (C) does not grant an unconditional release of the Indemnified Party from all liability with respect to such Third-Party Claim.
(iii) In any Third-Party Claim, the party responsible for the defense of such claim shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such claim, including all settlement negotiations and offers. The Indemnified Party shall make available to the Indemnifying Party and its representatives all books and records of the Indemnified Party relating to such Third-Party Claim and shall cooperate with the Indemnifying Party in the defense of the Third-Party Claim, including by making available personnel as witnesses in connection with any action.
8.04 Survival. The representations and warranties in this Agreement and all covenants and other agreements in this Agreement shall survive the Closing and the consummation of the transactions contemplated by this Agreement in accordance with their terms; provided, however, that the representations and warranties set forth in this Agreement (other than the Seller Fundamental Reps and Purchaser Fundamental Reps) shall only continue in effect until the twelve (12) month anniversary of the Closing Date, at which time all representations and warranties (other than the Seller Fundamental Reps and Purchaser Fundamental Reps) shall expire. The Seller Fundamental Reps and Purchaser Fundamental Reps shall survive until 60 (sixty) days after the applicable statute of limitations or, if a statute of limitations does not apply with respect to such representation and warranty, until the eight (8) year anniversary of the Closing Date. Notwithstanding the foregoing, no representation, warranty, covenant or agreement shall expire to the extent the Indemnified Party has provided to the Indemnifying Party written notice of the Indemnified Party’s claim for indemnification prior to the expiration of the applicable survival period set forth above.
8.05 Limitations of Liability.
(a)Notwithstanding any other provision in this Article VIII (i) Purchaser shall be entitled to indemnification pursuant to Section 8.01(a)(i) only if and to the extent that the aggregate of the Indemnifiable Amounts under Section 8.01(a)(i) exceed $200,000 (such amount, the “Threshold Amount”); except that the foregoing Threshold Amount shall not apply to any misrepresentation, breach or inaccuracy under the Seller Fundamental Reps or in cases of actual and intentional fraud made with respect to this Agreement (other than any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness); (ii) Purchaser shall be entitled to be indemnified under Section 8.01(a)(i) for the Indemnifiable Amounts exceeding the Threshold Amount (or all Indemnifiable Amounts if the Threshold Amount is not applicable); and (iii) the total aggregate liability of Seller under Section 8.01(a)(i) shall not exceed $200,000 (the “Cap”), provided, however that the Cap shall not apply to claims for indemnification under Section 8.01(a)(i) for: (x) actual and intentional fraud made with respect to this Agreement (other than any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness), or (y) breaches of the Seller Fundamental Reps; provided, further, that Seller’s indemnification obligation for claims arising under Section 8.01(a)(i) for breaches of the Seller Fundamental Reps shall be limited to the Base Consideration.
(b)Notwithstanding any other provision in this Article VIII (i) the Seller Indemnified Parties shall be entitled to indemnification pursuant to Section 8.02(a)(i) only if and to the extent that the aggregate of the Indemnifiable Amounts under Section 8.02(a)(i) exceed the Threshold Amount; except that the Threshold Amount shall not apply to any misrepresentation, breach or inaccuracy under the Purchaser Fundamental Reps or in cases of actual and intentional fraud made with respect to this Agreement (other than any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness); (ii) the Seller Indemnified Parties shall be entitled to be indemnified under Section 8.02(a)(i) for the Indemnifiable Amounts exceeding the Threshold Amount (or all Indemnifiable Amounts if the Threshold Amount is not applicable); and (iii) the total aggregate liability of Purchaser under Section 8.02(a)(i) shall not exceed $2,000,000, provided, however that such limit shall not apply to claims for indemnification under Section 8.02(a)(i) for: (x) actual and intentional fraud made with respect to this Agreement (other than any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness), or (y) breaches of the Purchaser Fundamental Reps; provided, further that claims to the extent arising under Section 8.02(a)(i) for breaches of the Purchaser Fundamental Reps shall be limited to the Base Consideration.
(c)Notwithstanding the foregoing, the Indemnifiable Amounts shall be net of (i) the amount of any insurance proceeds actually recovered pursuant to the R&W Policy by the Indemnified Party (off-set by any increase in premium resulting therefrom), and (ii) any indemnity or contribution amounts actually recovered by such Indemnified Party for the applicable matter hereunder as follows: the Purchaser Indemnified Party shall use commercially reasonable efforts to seek recovery under the R&W Policy to the extent such Indemnifiable Amounts is actually covered and collectible under the R&W Policy. In the event that recovery is made under the R&W Policy by any Purchaser Indemnified Party with respect to any Indemnifiable Amount for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be promptly delivered by Purchaser to Seller.
(d)Each Indemnifiable Party shall take commercially reasonable efforts to mitigate Indemnifiable Amounts for which indemnification may be claimed by it under this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Indemnifiable Amounts.
(e)Any Indemnifiable Amounts for which any Purchaser Indemnified Party is entitled to indemnification under Section 8.01 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Indemnifiable Amounts constituting a breach of more than one representation, warranty, or covenant, or Excluded Liability.
(f)Any Indemnifiable Amounts payable under this Article VIII shall be paid by wire transfer to an account designated in writing by the applicable Indemnified Party.
(g)Notwithstanding any other provision in this Article VIII, no Indemnified Party shall make any claim for indemnification under this Agreement in respect of any matter to the extent the Liabilities arising therefrom have been satisfied as part of the dispute mechanisms described in Article III.
8.06 Purchaser Right to Set-Off. Purchaser shall have the right, but not the obligation, to set off any Indemnifiable Amounts against other amounts owed to Seller pursuant to this Agreement.
8.07 Exclusive Remedy. From and after the Closing Date, the indemnification rights set forth in this Article VIII shall be the sole and exclusive right and remedy of the Indemnified Parties for Indemnifiable Amounts, or other damages or amounts which otherwise might be due under the indemnification provisions contained in, and for any breach of any provision contained in, this Agreement, or otherwise under or in connection with this Agreement and the transactions contemplated hereby (including with respect to any and all claims in any way relating hereto or arising out of or in connection herein); provided that the foregoing shall not limit (i) any rights of Purchaser or Seller to assert claims for actual and intentional fraud made with respect to this Agreement (other than any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness) against the Party alleged to have acted fraudulently (but not against any other Person); (ii) the Purchaser Indemnified Parties’ rights under the R&W Policy; (iii) any claims relating to any of the Ancillary Agreements or the Confidentiality Agreement; or (iv) the amounts payable under Article III.
8.08 Tax Treatment. Any payments made to any party pursuant to this Article VIII shall constitute an adjustment of the purchase price for Tax purposes and shall be treated as such by Purchaser and Seller on their Tax Returns to the extent permitted by law.
8.09 Materiality Qualifiers. All materiality qualifications contained in the representations and warranties of the Parties set forth in this Agreement (however they may be phrased and including the term “Material Adverse Effect”) shall be ignored and not taken into account for purposes of this Article VIII for purposes of determining whether a breach of, or inaccuracy in, such representation and warranty has occurred and if such breach or inaccuracy has occurred, all such materiality qualifications shall be ignored and not given any effect for purposes of determining the Indemnifiable Amounts arising out of or relating to such breach of, or inaccuracy in, such representation and warranty for purposes of this Article VIII; provided, however, in each event, that the Indemnifiable Amounts pursuant to a breach of the Seller Fundamental Reps shall not include any individual item where the losses relating thereto are less than fifty thousand US dollars ($50,000).

Article IX.
[RESERVED]
Article X.
ADDITIONAL COVENANTS
10.01 Provision Respecting Legal Representation.
(a)The Seller hereby informs the Purchaser that the Seller and its Subsidiaries have retained Goodwin to act as its counsel in connection with the transactions contemplated hereby and that Goodwin has not acted as counsel for any other party hereto in connection with the transactions contemplated hereby and that the Seller has the status of a client of Goodwin for conflict of interest or any other purposes as a result thereof.
(b)The Purchaser and the Seller hereby agree that, in the event that a dispute arises under this Agreement after the Closing between the Purchaser and/or its Subsidiaries on the one hand, and the Seller or its Affiliates, on the other hand, (an “Agreement Dispute”) Goodwin may represent the Seller and/or such Affiliates in any Agreement Dispute even though the interests of the Seller and/or such Affiliates may be directly adverse to the Purchaser or its Subsidiaries, and even though Goodwin may have represented the Purchaser or its Subsidiaries in a matter substantially related to such Agreement Dispute, or may be handling other matters for the Purchaser or any of its Subsidiaries.
(c)The Purchaser further agrees that, in any Agreement Dispute, that all communications in any form or format whatsoever between or among any of Goodwin and/or Seller or its Affiliates, or any of their respective managers, directors, officers employees or other representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”), shall be deemed to be retained and owned collectively by the Seller and its Affiliates, shall be controlled by the Seller on behalf of the Seller and its Affiliates and shall not pass to or be claimed by the Purchaser or any of its Affiliates. All Deal Communications that are attorney–client privileged (the “Privileged Communications”) shall remain privileged after the Closing and the expectation of client confidence related thereto belongs solely to the Seller, shall be controlled by the Seller and, except as expressly provided in Section 10.01(d), shall not pass to or be claimed by the Purchaser or any of its Subsidiaries.
(d)The Purchaser and the Seller hereby agree that the protections afforded to the Seller in Section 10.01(c) shall not be considered, and is not, a waiver by the Purchaser or its Subsidiaries of any attorney-client privilege that they may have over the Privileged Communications as against any Third Party other than the Seller and its Affiliates (an “Unaffiliated Party”). In the event of a dispute between the Purchaser and/

or its Subsidiaries, on the one hand, and an Unaffiliated Party, on the other hand (an “Unaffiliated Party Suit”), the Purchaser and its Subsidiaries may assert the attorney-client privilege to prevent the disclosure of any Privileged Communications to such Unaffiliated Party. Notwithstanding anything to the contrary set forth in this Agreement, in the event that any of the Purchaser or its Subsidiaries is required or requested by governmental order, other order or request of a tribunal of competent jurisdiction, or by request or order of any Governmental Entity, to produce, or otherwise to access or obtain a copy of, all or a portion of a Privileged Communication, the Purchaser shall be entitled to so produce, access or obtain such Privileged Communication, provided that, as soon as reasonably practicable following such a request or order, the Purchaser shall notify the Seller in writing so that the Seller can seek such remedy as may be available to the Seller to prevent the production or disclosure of, or access to, any of such Privileged Communications or maintain the confidentiality of any of such Privileged Communications. Where the Seller seeks such a remedy regarding such Privileged Communications in an Unaffiliated Party Suit, the Purchaser agrees to reasonably assist the Seller in seeking such remedy.
(e)The Purchaser agrees that, in any Agreement Dispute, it will not, and that it will cause its Subsidiaries to not, (i) seek to obtain such Privileged Communications, whether by seeking a waiver of the attorney-client privilege or through other means, or (ii) use or rely on any of the Privileged Communications. The Privileged Communications may be used by the Seller and/or any of its Closing Affiliates in connection with any Agreement Dispute.
10.02 Tax Matters.
(a)Cooperation on Tax Matters. The Purchaser and the Seller shall cooperate, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns (including the Tax Allocation) pursuant to this Agreement and any action, suit, demand or other proceeding with respect to Taxes relating to the transaction pursuant to this Agreement.
(b)Tax Contests.
(i) After the Closing, the Purchaser shall, and shall cause its Subsidiaries to, promptly notify the Seller in writing upon receipt of any written notice, or becoming aware, of any audit, examination, or proceeding with respect to Taxes that are Excluded Liabilities (a “Tax Claim”).
(ii) Seller shall have the right, directly or through its designated representatives, to control the defense of any Tax Claim, including the settlement thereof; provided that Seller may not settle a Tax Claim that would reasonably be expected to have an adverse effect on Purchaser without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Article XI.
DEFINITIONS
11.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:
“Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with, such particular Person, at any time during the period for which the determination of affiliation is being made. For purposes of this definition, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, contract or otherwise, and, in any event, and without limitation of the previous sentence, any Person owning more than fifty percent (50%) or more of the voting securities of another Person shall be deemed to control that Person.
“Ancillary Agreements” means the Transition Services Agreement, the Transitional Trademark License Agreement, and each certificate or other document to be delivered by a party hereto at the Closing.
“Assumed Liabilities” means the Liabilities identified on Schedule 1.03; provided that Assumed Liabilities shall not include any Liabilities arising after the Closing Date as a result of or based upon the satisfaction and discharge, or failure thereof, of liabilities and obligations of the Seller and its Affiliates due prior to the Closing Date, and all such Liabilities shall constitute Excluded Liabilities hereunder (for the avoidance of doubt, excluding any Taxes imposed on the Business, Transferred Assets or Assumed Liabilities arising in a taxable period (or portion thereof) beginning after the Closing Date).
“Base Consideration” means Twenty Million United States Dollars ($20,000,000).
“Books and Records” mean copies of any books and records relating exclusively to the Products in the Territory. For the avoidance of doubt, Books and Records do not include the Regulatory Files or Regulatory Applications.
“Business” means the business of manufacturing, packaging, promoting, marketing, selling, distributing and/or otherwise commercializing the Product in the Territory by Seller or its Affiliates.
“Business Day” means any day other than a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in, Boston, Massachusetts.
“Calendar Quarter” means each three (3) month period beginning on the first day of January, April, July and October.
“cGMP” means the applicable regulatory requirements for the then-current good manufacturing practices as are required by the Governmental Entities in the Territory.
“Chargebacks” has the meaning set forth in the Transition Services Agreement.

“Closing Cash Consideration” means (a) the Base Consideration, plus (b) the Estimated Purchase Price Adjustment Amount.
“Commercially Reasonable Efforts” means, with respect to a Party’s obligations under this Agreement with respect to the Product, those efforts and resources that are consistent with the exercise of customary scientific and business practices as applied to similarly situated companies in the pharmaceutical industry for development, regulatory and commercialization activities conducted with respect to products at a similar stage of development or commercialization and having similar commercial potential, taking into account all relevant factors, including relative safety and efficacy, product profile, the proprietary position, the competitiveness of the marketplace and the market potential of such products, the nature and extent of market exclusivity, including patent coverage and regulatory data protection, price and reimbursement status and other relevant scientific, technical and commercial factors. Commercially Reasonable Efforts require that a Party: (a) promptly assigns responsibility for each such obligations to specific employees or consultants who are held accountable for progress and monitor such progress on an ongoing basis, and (b) makes and implements decisions and allocates resources designed to advance progress with respect to such objectives.
“Co-Pay Contracts” means (a) that certain Master Services Agreement by and between Seller and PSKW, LLC d/b/a ConnectiveRx, dated as of July 1, 2017, as amended by that certain Amendment No. 1, dated as of January 16, 2020, , and (b) that certain Services Agreement by and between Seller and NDCHealth Corporation d/b/a Relay Health, dated as of November 15, 2018,. For the avoidance of doubt, the Co-Pay Contracts do not include related Statements of Work.
“Data Room” means the electronic data room containing documents and materials relating to the Product, the Transferred Assets and Licensed IP hosted by Datasite, access of which has been made available to the Purchaser prior to the Closing Date.
“Domain Names” means any domain name registered with an internet domain name registrar and the uniform resource locators associated therewith.
“Endoceutics Amendment” means an amendment to the Manufacturing and Supply Agreement by and between Seller and Endoceutics, Inc., dated as of April 5, 2017, reasonably acceptable to Purchaser that permits Purchaser to purchase Product directly from Fareva SA in the event Endoceutics Inc. is unable, for any reason, to timely supply Product that conforms to the requirements of such Manufacturing and Supply Agreement.
“Excluded Assets” means any assets, properties and rights of the Seller or any of its Affiliates other than the Transferred Assets, including, without limitation, the assets, rights and interests of Seller and its Affiliates set forth or described on Schedule 1.02, which assets, rights and interests are not to be transferred to the Purchaser hereunder.
“Excluded Liabilities” means all Liabilities relating to the Products and the Transferred Assets other than the Assumed Liabilities or as provided in any of the Ancillary Agreements, including, without limitation and solely for illustrative purposes, the Liabilities set forth or described on Schedule 1.04.

“Final Cash Consideration” means (a) the Base Consideration, plus (b) the Final Purchase Price Adjustment Amount as finally determined pursuant to Section 3.04.
“Final Purchase Price Adjustment Amount” means the amount of the Purchase Price Adjustment Amount as finally determined pursuant to Section 3.04.
“GAAP” means United States generally accepted accounting principles, consistently applied by the Seller, in effect at the date of the financial statement to which it refers.
“Governmental Entity” means any (a) supranational, national, regional, state, county, city, town, village, district or other jurisdiction; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any agency, branch, department or instrumentality thereof, including any business, company, enterprise or other entity owned or controlled, in whole or in part, by any government and any court or other tribunal); (d) multinational organization; (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature; or (f) any arbitral authority; provided that any Governmental Entity acting in its capacity as a contract counterparty shall not be a Governmental Entity for the purposes of this Agreement.
“Healthcare Regulatory Laws” means Laws relating to healthcare regulatory matters, including, but not limited to: (a) 42 U.S.C. §§ 1320a-7, 7a, and 7b, which are commonly referred to as the “Federal Fraud Statutes;” (b) Title XVIII of the Social Security Act (42 U.S.C. § 1395 et seq.), the “Medicare Laws;” (c) 42 U.S.C. § 263a, which is commonly referred to as the “Clinical Laboratory Improvement Amendments of 1988” or “CLIA;” (d) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute;” (e) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act;” (f) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996” or “HIPAA;” (g) any federal, state or local applicable Law that regulates either the approval, clinical development, manufacturing, promotion or distribution of products; (h) any state law regulating the interactions with health care professionals and reporting thereof; or (i) any federal, state or local statute or regulation relevant to false statements or claims including knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit, payment or registration.
“Indemnifiable Amounts” means, in respect of any obligation of any Party to indemnify any Person pursuant to the terms of this Agreement, any and all actual monetary losses, damages, awards, judgments, settlement payments to the extent incurred in accordance with Article VIII, fines and other reasonable and documented out-of-pocket costs, expenses and charges, including reasonable attorneys’ fees.
“Intellectual Property” means any or all of the following in any jurisdiction in the world: (a) copyrights, copyrightable works, and registrations and applications for registration thereof; (b) trade names, trademarks, service marks, and trade dress, and registrations and applications for registration thereof, and all goodwill associated therewith; (c) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-

in-part thereof; (d) internet uniform resource locators and Domain Names; (e) rights in software, data, and databases; and (f) trade secrets, know-how, and other confidential information.
“Inventory” means all inventory owned by the Seller and used exclusively in the Business or held for sale exclusively to customers of the Business, including the Products and active pharmaceutical ingredients, spare parts, raw materials, containers, packaging and packaging supplies and work-in-process.
“Knowledge” means the actual knowledge of Kyle Haraldsen, Joseph Vittiglio, Helen Milton and Anthony Casciano.
“Law” means any law, rule, regulations, judgment, injunction, order, ordinance, statute, or decree issued, promulgated or enforced by any Governmental Entity.
“Licensed IP” means all Intellectual Property relating exclusively to the Product that has been licensed in by Seller or its Affiliates from a Third Party, including the Intellectual Property licensed to Seller pursuant to the License Agreement by and between Seller and Endoceutics, Inc. dated as of February 13, 2017 (the “License Agreement”), including the Intellectual Property set forth on Annex F.
“Liens” means any encumbrance, hypothecation, infringement, lien, deed of trust, mortgage, easement, encroachment, pledge, restriction, security interest, option, title retention or other security arrangement, or any other adverse right or interest, charge or claim of a similar nature in or on any asset, property or property interest.
“Liabilities” means any and all debts, liabilities, assessments, expenses, deficiencies, judgments, losses, damages, fines, penalties and obligations of any nature, whether accrued or unaccrued, known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, disputed or undisputed, absolute or contingent, matured or un-matured or determined or determinable and whether due or to become due.
“Marketing Authorization” means the registrations, approvals, licenses, Investigational New Drug Applications, New Drug Applications (pursuant to Section 505 of the Act (21 U.S.C. Section 355) (or ANDA), Regulatory Applications, including any supplements, amendments or modifications submitted to or required by any Governmental Entity or any successor application or procedure) or other Permits granted by a Governmental Entity, in each case, and identified on Schedule 7.03 attached hereto.
“Material Adverse Effect” means any change, effect, event or condition that, individually or in the aggregate, is, or would reasonably be expected to have or result in a material adverse change in, or effect on, the assets, properties, liabilities, financial condition or results of operations of the Business, taken as a whole; provided, however, that none of the following shall be deemed in and of itself, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates or market volatility, (b) any change in the industry in which the Business operates or in which the Products are used or distributed, including changes that directly or indirectly result in increased operating costs or decrease in sales, (c) any change or proposed change in Laws or GAAP, or the enforcement or interpretation thereof, after the date of this Agreement, (d) any actions taken in order to comply with applicable Law, contracts or agreements, (e) any failure by the Business to achieve any internal or external earnings or other financial projections or forecasts (provided, that this clause (e) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)), (f) geographic and political conditions in or affecting jurisdictions in which the Business operates or the Products are sold, including hostilities, acts of war, sabotage, terrorism, military actions or other material international or national calamity or strife, or any escalation or worsening of any of the foregoing, (g) any change resulting from the negotiation, execution, announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement or the Ancillary Agreements, including any such change relating to the identity of, or facts and circumstances relating to, the Purchaser or any actions or threats by employees, customers, suppliers, licensors, distribution partners or other business partners, including those related to the Business or the Product, (h) changes resulting directly or indirectly from any action taken by the Purchaser or any of its Affiliates, financing sources, agents or other representatives, (i) any change resulting directly or indirectly from any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, epidemic, pandemic, health or healthcare crisis or other similar disasters, acts of God, weather conditions or other force majeure events in the U.S. or any other country or region in the world, including the impacts of such events, including on infrastructure, employees, travel, the markets and business generally, (j) changes resulting directly or indirectly from any actions required to be taken or omitted pursuant to this Agreement or the Ancillary Agreements or taken with the Purchaser’s consent or waiver, or not taken because the Purchaser withheld, delayed or conditioned its consent or waiver, (k) any matter set forth in the Disclosure Schedules, (l) any labor strikes, reductions in force, labor stoppages or loss of employees, (m) matters related to any Excluded Asset or Excluded Liability or (n) any effect that is cured by Seller prior to the termination of this Agreement or the consummation of the transactions contemplated hereby; provided that, in the case of clauses (a), (b) and (c) above, if such change, effect, event or condition disproportionately affects the Business as compared to other businesses that operate in the industry and geographies in which the Seller and the Business operate, then the disproportionate aspect of such change, effect, event, occurrence, state of facts or development may be taken into account in determining whether a Material Adverse Effect has or will occur.
“MOU Product” means Product purchased by Seller pursuant to that certain Memorandum of Understanding by and between Seller and Endoceutics, Inc., dated as of December 16, 2019.
“Net Sales” means with respect to the Product, the gross amounts invoiced for sales or other dispositions of the Product by or on behalf of Purchaser and its Affiliates and sublicensees to Third Parties (other than sublicensees), less the following deductions to the extent included in the gross invoiced sales price for the Product or otherwise directly paid or incurred by Purchaser or its Affiliates or sublicensees, as applicable, with respect to the sale or other disposition of the Product:

(a) normal and customary trade and quantity discounts actually allowed and properly taken directly with respect to sales of the Product (provided that such discounts are not applied disproportionately to the Product when compared to the other products of Purchaser or its Affiliates or sublicensees, as applicable);
(b) credits or allowances given or made for rejection or return of previously sold Product or for retroactive price reductions and billing errors;
(c) rebates and chargeback payments granted to managed health care organizations, pharmacy benefit managers (or equivalents thereof), national, state/provincial, local, and other governments, their agencies and purchasers and reimbursers, or to trade customers;
(d) costs of freight, insurance, and other transportation charges directly related to the distribution of the Product; and
(e) taxes, duties or other governmental charges (including any tax such as a value added or similar tax, other than any taxes based on income) levied on or measured by the billing amount for the Product, as adjusted for rebates and refunds.
Such amounts shall be determined in accordance with GAAP, consistently applied.
In no event will any particular amount identified above be deducted more than once in calculating Net Sales. Sales of the Product between any of Purchaser or its Affiliates or sublicensees for resale shall be excluded from the computation of Net Sales, but the subsequent resale of the Product to a Third Party shall be included within the computation of Net Sales. Any free of charge disposal or use of a Product for regulatory or marketing purposes, including sales for clinical studies purposes or compassionate, named patient, charitable, humanitarian program or similar use, will not be deemed a sale or disposition for calculating Net Sales.
The Purchaser and its Affiliates and sublicensees shall not sell the Product in combination with or as part of a bundle with other products, or offer packaged arrangements to customers that include the Product, in such a manner as to disproportionately discount the selling price of the Product as compared with the weighted-average discount applied to the other products, as a percent of the respective list prices (or if not available, a good faith estimate thereof) of such products and the Product prior to applying the discount. All sales must be for cash payment with no sales for other consideration than cash. “Patents” means patents (as well as the relevant complementary protection certificates where applicable) and patent applications (including any divisions, continuations, continuations-in-part, provisional applications, reexamined versions or reissues thereof) whether or not patents are issued on any such applications.
“PDUFA Fees” means all user fees and other prescription drug program fees payable to the FDA for the fiscal year ended September 30, 2020 that relate exclusively to the Products (and not to any of Seller’s other products) under the FDCA, as amended by the Prescription Drug User Fee Amendments of 2019, in each case to the extent transferrable to a purchaser of the Products.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Seller and/or its Subsidiaries; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent; (c) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (d) Liens on goods in transit incurred pursuant to documentary letters of credit; (e) purchase money Liens and Liens securing rental payments under capital lease arrangements; (f) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money; (g) non-exclusive licenses of Intellectual Property; and (h) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the Transferred Assets, properties, rights or assets of the Business.
“Person” means a natural person, a partnership, a limited partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, any other entity or organization, or a Governmental Entity or any department, agency or political subdivision thereof.
“Pre-Closing Accounts Payable” means accrued receipts and accounts payable arising out of or relating to the operation or conduct of the Business prior to the Closing Date.
“Pre-Closing Accounts Receivable” means all accounts receivable, notes receivable and similar rights to receive payments of Seller or any of its Affiliates existing on the Closing Date and arising out of the operation or conduct of the Business prior to the Closing Date.
“Pre-Closing Tax Period” means any Tax period or portion thereof that is not a Post-Closing Period.
“Post-Closing Tax Period” means any Tax period beginning on or after the Closing Date. If a Tax period begins before the Closing Date and ends on or after the Closing Date, then the portion of the taxable period that begins on the Closing Date shall constitute a Post-Closing Period.
“Proceeding” means any action, arbitration, audit, examination, investigation, hearing, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity, excluding, in each case, routine administrative activities with respect to obtaining, maintaining and renewing Marketing Authorizations and licenses and permits required for manufacturing, storage and distribution of Products, and prosecution, renewals and similar activities pertaining to Intellectual Property before the United States Patent and Trademark Office, the United States Copyright Office or any foreign counterpart of either of them.
“Product” means the pharmaceutical product identified on Annex A.
“Product Copyrights” mean all copyrights owned or controlled by Seller or its Affiliates that are or have been used exclusively in the commercialization of the Product, including (i) the

Product Labels and Inserts, (ii) all copyrights, copyright registrations and applications therefor and copyrightable works, (iii) all rights of authorship, use, publication, reproduction, display, distribution, performance, preparation of derivative works and transformation of such copyrightable works; (iv) all copies, compilations and derivative works of such copyrightable works; (v) all rights of ownership of copyrightable works; and (vi) all rights to register and obtain renewals and extensions of copyright registrations, but excluding, in each case of the foregoing clauses (i) through (vi), the portions thereof that are labeled or branded with the Seller’s marks.
“Product Labels and Inserts” has the meaning set forth in the Transition Services Agreement.
“Promotional Materials” means all advertising, marketing, sales, and promotional materials used exclusively at any time by Seller, its Affiliates and their respective licensees and distributors to commercialize the Product, including in-design and editable files including all supporting fonts, artwork, and layered files, artwork usage rights, and references for promotional claims, and digital asset program files, but excluding, in each case, the portions thereof that are labeled or branded with the Seller’s marks.
“Purchaser Fundamental Reps” means those representations and warranties contained in the first sentence of Section 6.01 (Organization and Organizational Power), Section 6.02 (Authorization), Section 6.04 (Brokerage) and Section 6.05 (Solvency).
“Purchaser Portion of PDUFA Fees” means the dollar amount represented by the following formula: the PDUFA Fees multiplied by a fraction, the numerator of which is the number of days from the Closing Date through September 30, 2020 and the denominator of which is 366.
“Purchase Price Adjustment Amount” means Saleable Inventory (as of 11:59 P.M., local time, on the day immediately prior to the Closing Date), calculated in a manner and on a basis consistent with the procedures and principles set forth on Exhibit A attached hereto.
“Rebates” has the meaning set forth in the Transition Services Agreement.
“Regulatory Applications” means copies of any and all applications (including pending INDs and NDAs) filed with any Governmental Entity by or on behalf of Seller or its Affiliates with respect to any of the Products for approval to develop, test, manufacture, process, distribute, import, market, store, label, package, promote, sell, or offer to sell the Products, and all supplements, amendments and revisions thereto, whether approved or pending.
“Regulatory Files” means copies of all U.S. regulatory files with respect to (a) Marketing Authorizations for the Products, (b) all adverse event reports and other data, information and materials relating to adverse experiences and other safety issues submitted to any Governmental Entity with respect to any of the Products, (c) clinical information related to investigational studies and sponsored studies within the Seller’s possession and control, and (d) all material correspondence with any Governmental Entity relating to any of the Products, including any safety reports or updates, complaint files and product quality reviews.

“RWI Payment” means One Hundred Twenty Six Thousand Two Hundred United States Dollars ($126,200).
“Saleable Inventory” means Inventory identified in Annex H that (a) is in the physical condition to be sold to customers in accordance with applicable Laws and Seller’s internal inventory policies as of the date of this Agreement, (b) has not been damaged, recalled and/or does not have a materially defective or damaged label, package or case, and (c) has no less than twelve (12) months shelf life remaining as of the Closing. “Saleable Inventory” excludes MOU Product.
“Seller Fundamental Reps” means those representations and warranties contained in the first sentence of Section 5.01 (Organization and Organizational Power), Section 5.02 (Authorization), Section 5.06 (Title to Transferred Assets), Section 5.07 (Tax Matters), and Section 5.13 (Brokerage).
“Shared Contract” means each agreement, contract, arrangement, commitment, purchase order and other contract that relates to both (a) the Business or any Transferred Assets and (b) one or more other businesses or products of Seller or any of its Affiliates.
“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.
“Tax” (including with correlative meaning the terms “Taxes” and “Taxable”) means U.S. federal, state, local or non-U.S. taxes (including interest, penalties or additions associated therewith), including income, alternative, minimum, franchise, capital stock, profits, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, severances, disability, stamp, transfer, registration, sales, use, excise, premium, ad valorem, gross receipts and value-added taxes.
“Tax Returns” means any return, report, declaration, statement, information return or other document (including schedules, attachments or any related or supporting information and any amended returns) filed or required to be filed with any Governmental Entity charged with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Territory” means fifty (50) states of the United States of America and its territories, commonwealths, possessions and associated states, including the District of Columbia and the Commonwealth of Puerto Rico.
“Third Party” means any Person other than the Seller, the Purchaser or one of their respective Affiliates.
“Trademarks” means, collectively, trademarks, service marks, trade names, slogans, logos, trade dress or other similar source or origin identifiers (whether statutory or common law, whether registered or unregistered), together with all (a) registrations and applications for any of the foregoing, (b) extensions or renewals thereof, (c) goodwill (if any) connected with use thereof or symbolized thereby, (d) rights and privileges arising under applicable Law with respect to any of the foregoing and (e) all rights corresponding thereto.
“Transfer Letters” means the letters to be filed with the FDA, substantially in the form attached to this Agreement as Exhibit C-1 and Exhibit C-2, respectively, to transfer the Marketing Authorizations for the Products from Seller or its Affiliates to Purchaser in accordance with 21 C.F.R. § 314.72.
“Transfer Taxes” means any U.S., state, county, local, non-U.S. and other sales, use, transfer, goods and services, value added, conveyance, documentary transfer, stamp duty, recording or other similar Tax, fee or charge imposed on or in connection with the transactions contemplated by or the instruments executed under or in connection with this Agreement or the recording of any sale, transfer, or assignment or property (or any interest therein) effected pursuant to this Agreement.
“Transferred Assets” means the assets, rights and interests of Seller and its Affiliates set forth or described on Schedule 1.01, which expressly exclude the Excluded Assets.
“Transferred Contracts” means the agreements, contracts, licenses and purchase orders identified on Annex B.
“Transferred Equipment” means the equipment identified on Annex G.
“Transferred IP” means (a) the Domain Names identified on Annex C, (b) the Patents identified on Annex D, (c) the Trademarks identified on Annex E, and (d) the Product Copyrights.
“Transition Services Agreement” means that certain Transition Services Agreement, dated as of the date hereof, by and between Seller and Purchaser.
“Transitional Trademark License Agreement” means that certain Transitional Trademark License Agreement, dated as of the date hereof, by and between Seller and Purchaser.
“Website IP” means copies of the software and hardware specifications, to the extent owned or controlled by the Seller, with respect to the Domain Names and the content hosted thereon, including but not limited to, html code, css code, javascript code and any other supporting code, sufficient to allow Purchaser re-create and modify the Domain Names and the content hosted thereon, but excluding, in each case, the portions thereof that are labeled or branded with the Seller’s marks and/or with respect to Excluded Assets.
11.02 Rules of Construction and Other Definitional Provisions. For purposes of this Agreement, unless the express context otherwise requires:
(a) the words “include,” “includes” and “including” will be deemed to be followed by the words “without limitation”;
(b) the words “herein,” “hereof”, “hereby”, “hereto,” “hereunder,” and words of similar import, will be construed to refer to this Agreement as a whole, as the context requires, and not to any particular provision hereof;
(c) the phrase “ordinary course of business” means “ordinary course of business consistent with past practice;”
(d) whenever this Agreement refers to a number of days or months without using a term otherwise defined herein, such number refers to calendar days or months, respectively;
(e) all references to “$” shall be deemed references to United States dollars;
(f) the word “shall” will be construed to have the same meaning and effect as the word “will;”
(g) references herein to Articles, Sections, clauses, Exhibits and Schedules refer, respectively, to the Articles, Sections and clauses of, and the Exhibits and Schedules attached to, this Agreement;
(h) each reference to an agreement, instrument, plan or other document means such agreement, instrument, plan or other document as amended, supplemented or otherwise modified from time to time to the extent permitted by the provisions thereof and by this Agreement;
(i) each reference to a law, rule or regulation, or article, section or other division thereof, will be deemed to include the thencurrent amendments thereto or any replacement or successor law, rule or regulation thereof;
(j) accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP, and, to the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control;
(k) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term; and

(l) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.
11.03 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
11.04 Index of Defined Terms.

	Page		Page
Affiliate	36	Healthcare Regulatory Laws	38
Agreement	4	Indemnifiable Amounts	38
Agreement Dispute	34	Indemnified Party	29
Ancillary Agreements	36	Indemnifying Party	29
Assumed Liabilities	36	Intellectual Property	38
Base Consideration	36	Inventory	39
Books and Records	36	Knowledge	39
Business	36	Law	39
Business Day	36	Liabilities	39
Business Transfer Documents	5	License Agreement	39
Calendar Quarter	36	Licensed IP	39
Cap	31	Liens	39
cGMP	36	Marketing Authorization	39
Chargebacks	36	Material Adverse Effect	39
Closing	6	Milestone Payment	7
Closing Cash Consideration	37	MOU Product	40
Closing Date	6	Net Sales	40
Commercially Reasonable Efforts	36	Non-Transferred Contracts	15
Competing Product	26	Objections Statement	9
Co-Pay Contracts	37	OFAC	19
Data Room	37	Party, Parties	4
Deal Communications	34	Patents	41
Disclosure Schedules	12	PDUFA Fees	41
Domain Names	37	Permits	18
Endoceutics Amendment	37	Permitted Liens	42
Estimated Net Working Capital Amount	8	Person	42
Estimated Saleable Inventory	8	Post-Closing Tax Period	42
Excluded Assets	37	Pre-Closing Accounts Payable	42
Excluded Liabilities	37	Pre-Closing Accounts Receivable	42
Federal Health Care Programs	19	Pre-Closing Tax Period	42

Final Cash Consideration	38	Preliminary Statement	8
Final NWC Adjustment Amount	38	Privileged Communications	34
Financial Statements	14	Proceeding	42
GAAP	38	Product	42
Goodwin	6	Product Copyrights	42
Governmental Entity	38	Product Labels and Inserts	43
Promotional Materials	43	Tax Allocation	13
Purchase Price Adjustment Amount	43	Tax Claim	35
Purchaser	4	Tax Returns	44
Purchaser Fundamental Reps	43	Territory	45
Purchaser Indemnified Parties	29	Third Party	45
Purchaser Portion of PDUFA Fees	43	Third-Party Claim	29
Quarterly Reports	7	Threshold Amount	31
R&W Policy	6	Trademarks	45
Rebates	43	Transfer Letters	45
Regulatory Applications	43	Transfer Taxes	45
Regulatory Files	43	Transferred Assets	45
Relevant Product	27	Transferred Contracts	45
Saleable Inventory	44	Transferred Equipment	45
Schedule	12	Transferred IP	45
Seller	4	Transition Services Agreement	20, 45
Seller Fundamental Reps	44	Transitional Trademark License Agreement	45
Seller Indemnified Parties	29	Unaffiliated Party	34
Shared Contract	43	Unaffiliated Party Suit	35
Subsidiary	43	Valuation Firm	9
Tax	44	Website IP	45

ARTICLE XII
MISCELLANEOUS
12.01 Representations, Warranties, Covenants and Agreements. The Purchaser acknowledges and agrees that it has conducted to its satisfaction an independent investigation and verification into and concerning the Transferred Assets and the Business, that the Purchaser has been provided sufficient access to such information, documents and other materials relating to the Transferred Assets and the Business, and, in making its determination to proceed with the transactions contemplated by this Agreement, the Purchaser has relied solely and exclusively on the representations and warranties of the Seller expressly and specifically set forth in Article V, as qualified by the Disclosure Schedules. Such representations and warranties by the Seller constitute the sole and exclusive representations and warranties of the Seller to the Purchaser in connection with the transactions contemplated hereby, and the Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied are specifically disclaimed by the Seller. The Purchaser expressly disclaims reliance on any omissions of any representations and warranties of the Seller in Article V. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NONE OF THE SELLER OR ITS AFFILIATES MAKES OR PROVIDES, AND THE PURCHASER HEREBY WAIVES, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE TRANSFERRED ASSETS. In connection with the Purchaser’s investigation of the Transferred Assets, the Purchaser has received certain projections, including projected statements of operating revenues and income from operation of the Business and certain business plan information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, budgets, pipeline reports and other forecasts and plans, that the Purchaser is familiar with such uncertainties and that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, budgets, pipeline reports and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections, budgets, pipeline reports and other forecasts and plans. Accordingly, the Purchaser hereby acknowledges that the Seller is not making any representation or warranty with respect to such estimates, projections, budgets, pipeline reports and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections, budgets, pipeline reports, forecasts and plans, and that the Purchaser has not relied on any such estimates, projections, budgets, pipeline reports or other forecasts or plans. The Purchaser further agrees that (a) neither the Seller nor any other Person will have or be subject to any liability to the Purchaser or any other Person resulting from the distribution to the Purchaser, or the Purchaser’s use of, any such information, including any information, document or material made available to the Purchaser in certain data rooms, management presentations, the confidential information memorandum, or any other form in expectation of the transactions contemplated by this Agreement, including liability related to the completeness or accuracy of any such information, and (b) the Purchaser has not relied on any such information. Notwithstanding anything contained herein to the contrary, nothing in this Section 12.01 shall limit (i) any Person’s remedies in the event of actual and intentional fraud made with respect to this Agreement (other than any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness) against the Person who committed such fraud, or (ii) any Person’s liability in the event of actual and intentional fraud committed by such Person with respect to this Agreement (other than any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness).
12.02 Press Releases and Communications. No press release or public announcement, written or oral, related to this Agreement, the transactions contemplated herein or to the existence of any arrangement between the Parties, shall be issued or made by any Party (or any Affiliate of a Party) without the joint approval of the Purchaser and the Seller (which approval shall not be unreasonably withheld), unless required by Law or the listing requirements of the Nasdaq (on the reasonable advice of counsel) in which case the Purchaser and the Seller shall have the right to review such press release, announcement or communication prior to issuance, distribution or publication to the extent reasonably practicable. For the avoidance of doubt, the Parties acknowledge and agree that the Seller and its Affiliates may provide general information about the subject matter of this Agreement in connection with their fund raising, marketing, informational or reporting activities. Notwithstanding anything contained herein to the contrary, unless required by Law or the listing requirements of the Nasdaq (on the reasonable advice of counsel), the Purchaser shall not use the name or mark of any Affiliates of the Seller, or any abbreviation, variation or derivative thereof, in any press release, public announcement or similar public document or communication relating to the transactions contemplated by this Agreement without the express written consent of the Seller. If either party, based on the advice of its counsel, determines that this Agreement, or any of the Ancillary Agreements, must be publicly filed with a Governmental Entity, then such party, prior to making any such filing, shall provide the other party and its counsel with a redacted version of this Agreement (and any other Ancillary Agreement) which it intends to file, and will give due consideration to any comments provided by the other party or its counsel and use commercially reasonable efforts to ensure the confidential treatment by such Governmental Entity of those sections specified by the other party or its counsel.
12.03 Expenses. Except as otherwise expressly provided herein, all costs, fees and expenses incurred in connection with the negotiation of this Agreement, the Ancillary Agreements, the performance of the obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the Party incurring such cost or expense.
12.04 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via facsimile machine to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:
Notices to the Purchaser:
Millicent Pharma Ltd,
Block 4 Floor 2, Quayside Business Park,
Mill Street, Dundalk,
County Louth,
A91 KA9R
Ireland
Attention: Chief Executive Officer

with copies (which shall not constitute notice) to:
Hutchison PLLC
3110 Edwards Mill Rd., Suite 300
Raleigh, NC 27612
Attention: Dan O’Korn
Facsimile: (919) 859-1841

Notices to the Seller:

AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, Massachusetts 02451
Attention: Joseph Vittiglio & Ted Myles
Facsimile: (617) 812-1659

with copies (which shall not constitute notice) to:
Goodwin Procter LLP
100 Northern Ave
Boston, Massachusetts 02110
Attention: Stuart Cable, Jacqueline Mercier & Robert Crawford Facsimile: (617) 523-1231

Or to such other address with respect to a party as such party notifies the other in writing as above provided.
12.05 Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by (a) the Purchaser without the prior written consent of the Seller, or (b) the Seller without the prior written consent of the Purchaser. Notwithstanding the foregoing, the Purchaser may assign (without relieving it of its obligations under) this Agreement in whole or in part to any of its Subsidiaries or Affiliates. For the avoidance of doubt, any permitted assignment to an Affiliate shall be deemed null and void as of the time of the assignment if, following such assignment, such Affiliate ceases to be an Affiliate of the assigning Party. Any attempted assignment or transfer in violation of this Section 12.05 shall be null and void.
12.06 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such provision shall be modified or eliminated to the minimum extent necessary to achieve, to the extent possible, the purpose of such provision, and the Agreement shall otherwise remain in full force and effect and enforceable; provided that such modification or elimination does not affect the economic or legal substance of this Agreement or transactions contemplated by this Agreement in a manner adverse to any party hereto.
12.07 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The Disclosure Schedules have been arranged for purposes of convenience in separately titled sections; however, each section of the Disclosure Schedules shall be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent its relevance is reasonably apparent on its face. Any information set forth in any Schedule or incorporated in any Section of the Agreement shall, to the extent its relevance is reasonably apparent on its face, be considered to have been set forth in each other Schedule and shall be deemed to modify the representations and warranties in Article V of this Agreement whether or not such representations and warranties refer to such Schedule or any Schedule; provided that the disclosures and information in the Schedules shall not constitute a representation or warranty and shall not expand any representation or warranty in Article V. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any Third Party of any matter whatsoever (including any violation of Law or breach of contract). For purposes of this Agreement, if the Seller or a Person acting on its behalf posts a document to the Data Room, such document shall be deemed to have been “delivered,” “furnished” or “made available” (or any phrase of similar import) to the Purchaser by the Seller.
12.08 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be amended or waived only in a writing signed by the Purchaser and the Seller.
12.09 Entire Agreement. This Agreement (including the Exhibits, Annexes and Schedules hereto), the Ancillary Agreements (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and representations, both written and oral, between the parties with respect to the subject matter hereof. In the event of any conflict between this Agreement and any agreement entered into in connection herewith, including any Ancillary Agreement, the provisions of this Agreement will control. The parties agree that no Ancillary Agreement is intended or will be construed in any way, to enhance, decrease or otherwise modify any of the rights or obligations of the Purchaser, the Seller or any of their respective Affiliates from those contained in this Agreement.
12.10 Third-Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.
12.11 Purchaser Deliveries. The Purchaser agrees and acknowledges that all documents or other items delivered or made available to the Purchaser’s Representatives shall be deemed to be delivered or made available, as the case may be, to the Purchaser for all purposes hereunder.
12.12 Delivery by Electronic Transmission. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re–execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract shall raise the use of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail as a defense to the formation of a contract and each such party forever waives any such defense.
12.13 Counterparts; Effectiveness. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
12.14 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits and Schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Neither this Agreement nor any right or obligation of any of the parties under this Agreement shall be governed by the U.N. Convention on Contracts for the International Sale of Goods, and the parties to this Agreement expressly waive or disclaim, as the case may be, any right or obligation they may have under this Agreement pursuant to the U.N. Convention on Contracts for the International Sale of Goods.
12.15 Jurisdiction. Except as otherwise expressly provided in this Agreement, any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the District of Delaware, the Delaware Court of Chancery of the State of Delaware or any other court of the State of Delaware, and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.04 shall be deemed effective service of process on such party.
12.16 Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS AMONG THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.17 Non-Recourse. Except as expressly set forth herein, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or representative of any party to this Agreement or successor or assignee of any of the foregoing will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any claim based upon, arising out of or related to this Agreement. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, NOTHING IN THIS SECTION 12.17 SHALL LIMIT (I) ANY PERSON’S REMEDIES IN THE EVENT OF ACTUAL AND INTENTIONAL FRAUD MADE WITH RESPECT TO THIS AGREEMENT (OTHER THAN ANY CLAIM FOR EQUITABLE FRAUD, PROMISSORY FRAUD, UNFAIR DEALINGS FRAUD OR ANY TORTS BASED ON NEGLIGENCE OR RECKLESSNESS) AGAINST THE PERSON WHO COMMITTED SUCH FRAUD, OR (II) ANY PERSON’S LIABILITY IN THE EVENT OF ACTUAL AND INTENTIONAL FRAUD COMMITTED BY SUCH PERSON WITH RESPECT TO THIS AGREEMENT (OTHER THAN ANY CLAIM FOR EQUITABLE FRAUD, PROMISSORY FRAUD, UNFAIR DEALINGS FRAUD OR ANY TORTS BASED ON NEGLIGENCE OR RECKLESSNESS).
12.18 Specific Performance. Each of the Parties acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any party, money damages may be inadequate, and the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security.
12.19 Time is of the Essence. The parties hereby expressly acknowledge and agree that time is of the essence for each and every provision of this Agreement.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement on the date first above written.

The Purchaser:	MILLICENT PHARMA LIMITED
By: /s/ Claire Gilligan
Name: Claire GilliganTitle: Director

The Seller:	AMAG PHARMACEUTICALS, INC.
By: /s/ Scott D. Myers
Name: Scott D. MyersTitle: President and Chief Executive Officer
[Signature Page to Asset Purchase Agreement]